EXECUTION VERSION

__________________________________________________________

AGREEMENT AND PLAN OF MERGER

AMONG

WM. WRIGLEY JR. COMPANY,

MARS, INCORPORATED,

NEW UNO HOLDINGS CORPORATION

AND

NEW UNO ACQUISITION CORPORATION

Dated as of April 28, 2008

__________________________________________________________

TABLE OF CONTENTS

-i-

-ii-

-iii-

-iv-

INDEX OF DEFINED TERMS

Acquisition Proposal	36	DGCL	1
Acquisition Proposal Documentation	38	Dissenting Shares	7
Actions	15	DOJ	42
affiliate	58	Effective Time	2
Agreement	1	employee benefit plan	15
Alternative Financing	44	Environmental Laws	22
Anti-Takeover Statutes	21	Environmental Permits	23
Antitrust Law	42	Equity Financing	27
Book-Entry Shares	3	Equity Financing Commitment Letters	27
business day	58	ERISA	15
Bylaws	9	ERISA Affiliate	16
Certificate of Incorporation	9	Exchange Act	12
Certificate of Merger	2	Filed SEC Reports	13
Certificates	3	Financial Advisors	21
Change of Recommendation	34	Financing	27
Class B Common Shares	3	Financing Commitment Letters	27
Class B Common Stock	3	Foreign Antitrust Laws	12
Closing	1	FTC	42
Closing Date	2	generally accepted accounting principles	58
Code	16	Governmental Entity	12
Common Shares	3	Holdings	1
Common Stock	3	Holdings Disclosure Schedule	25
Company	1	HSR Act	12
Company Common Stock	3	Indemnified Parties	40
Company Disclosure Schedule	8	Indenture	11
Company Employees	15	Infringe	21
Company Plan	15	Intellectual Property	22
Company Requisite Votes	11	IRS	16
Company Rights	9	knowledge	59
Company Securities	10	Law	12
Company Stock Plans	4	Leases	19
Company Termination Fee	53	Liability Limitation	55
Confidentiality Agreement	36	Licenses	13
Continuing Employee	39	Lien	10
Contract	12	Marketing Period	44
control	58	Material Adverse Effect	8
controlled	58	Material Contract	24
controlled by	58	Materials of Environmental Concern	23
Costs	40	Merger	1
D&O Insurance	41	Merger Consideration	3
Debt Financing	27	Merger Sub	1
Debt Financing Commitment Letters	27	Multiemployer Plan	15
Debt Tender Offer	46	Non-US Plans	15
Deferred Compensation Plans	5	Notes	10
Deferred Payment	5	Notice of Superior Proposal	38

-v-

Notice Period	38	Rights Plan	9
Option	3	Sarbanes-Oxley Act	13
Option Cash Payment	4	SEC	13
Order	12	SEC Reports	13
Owned Real Property	19	Securities Act	12
Parent	1	Senior Debt Commitment Letter	27
Parent Equity Commitment Letter	27	Shares	3
Parent Obligations	55	Stock Unit Payment	4
Paying Agent	5	Stock Units	4
PBGC	17	Stockholders Meeting	34
Permitted Liens	59	subsidiaries	59
person	59	subsidiary	59
Preferred Stock	9	Subsidiary Securities	10
Proxy Statement	20	Superior Proposal	38
Recommendation	34	Surviving Corporation	1
Related Persons	55	Surviving Corporation Plan	39
Release	23	Tax Return	60
Representatives	36	Taxes	59
Required Information	46	Termination Date	52
Restricted Shares	4	under common control with	58
Reverse Termination Fee	54	WARN	18

-vi-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2008 (this “Agreement”), among Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”), Mars, Incorporated, a Delaware Corporation (“Parent”), New Uno Holdings Corporation, a Delaware corporation (“Holdings”) and New Uno Acquisition Corporation, a Delaware corporation (“Merger Sub”).

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent, Holdings and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, (ii) approved this Agreement in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company; and

WHEREAS, the Boards of Directors of Parent, Holdings and Merger Sub have each approved this Agreement and declared it advisable for Parent, Holdings and Merger Sub, respectively, to enter into this Agreement providing for the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Holdings, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1   The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.2   Closing; Effective Time.  Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, as soon as practicable, but in no event later than the third business day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions); provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Holdings and Merger Sub shall not be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Holdings on no less than three business days’ notice to the Company and (b) the final day of the Marketing Period (or the Closing may be consummated at such other place or on such other date as Holdings and the Company may mutually agree).  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.  At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the DGCL or other applicable law in connection with the Merger.

SECTION 1.3   Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.4   Certificate of Incorporation; Bylaws.

(a)             At the Effective Time, the certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as set forth in Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.

(b)             At the Effective Time, the bylaws of the Company shall be amended so as to read in their entirety as set forth in Exhibit B hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by law.

SECTION 1.5   Directors and Officers.  The directors of the Company immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time.  Upon the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of his or her resignation or removal.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 2.1   Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holders of any of the following securities:

(a)             Each share of Common Stock, no par value per share, of the Company (the “Common Stock”) and Class B Common Stock, no par value per share, of the Company (the “Class B Common Stock” and together with the Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Common Stock (“Common Shares”) or shares of Class B Common Stock (“Class B Common Shares” and together with the Common Shares, the “Shares”) to be canceled pursuant to Section 2.1(b) or to remain outstanding pursuant to Section 2.1(c) and any Dissenting Shares, shall be converted into the right to receive $80.00 in cash (the “Merger Consideration”) payable to the holder thereof, without interest, upon surrender of such Shares in the manner provided in Section 2.4, less any required withholding taxes.

(b)             Each Share held in the treasury of the Company or owned by Holdings or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)             Each Share owned by any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall remain outstanding following the Effective Time and no Merger Consideration shall be delivered with respect to such Shares.

(d)             Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(e)             Except as set forth in Sections 2.1(b) and (c) and Section 2.5, (i) at the Effective Time, all Shares (including Restricted Shares (as defined below)) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and (ii) the holders of certificates (the “Certificates”) or book entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Shares (including Restricted Shares) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.3, the Merger Consideration.

SECTION 2.2   Treatment of Options, Restricted Shares, Stock Units, and Deferred Compensation Plans.

(a)             The Company shall take all action necessary so that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under the Company’s 2007 Management Incentive Plan or the Company’s 1997 Management Incentive Plan

(collectively, the “Company Stock Plans”) that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be adjusted by the Company Stock Plan committee or the Compensation Committee of the Company’s Board of Directors (pursuant to its authority under Section 1.7 of the Company’s 2007 Management Incentive Plan and Section 1.6 of the Company’s 1997 Management Incentive Plan) as of the Effective Time and shall be converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (A) the total number of Shares previously subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share set forth in such Option, less any required withholding taxes (the “Option Cash Payment”) and as of the Effective Time shall cease to represent an option to purchase Shares, shall no longer be outstanding and shall automatically cease to exist, and each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made promptly (and in any event within 15 business days) following the Effective Time.

(b)             The Company shall take all action necessary so that each Share granted subject to vesting or other lapse restrictions pursuant to any Company Stock Plan (collectively, “Restricted Shares”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and at the Effective Time the holder thereof shall, subject to this Article II, be entitled to receive the Merger Consideration pursuant to Section 2.1(a).

(c)             The Company shall take all action necessary so that, immediately prior to the Effective Time, each award of a right under any Company Stock Plan (other than awards of Options or Restricted Shares, the treatment of which is specified in Section 2.2(a) and Section 2.2(b), respectively) (including the Company’s Long Term Stock Grant Program) entitling the holder thereof to Shares or cash equal to or based on the value of Shares (such awards, collectively, “Stock Units”) that, in each case, is outstanding or payable as of the Effective Time pursuant to the applicable program under the Company’s Stock Plan, shall be adjusted by the Company Stock Plan committee as of the Effective Time and shall be converted into the right of the holder to receive an amount in cash equal to the product of (A) the number of Shares subject to such Stock Unit, to the extent earned and satisfying the applicable performance conditions at the Effective Time in respect of the portion of the applicable performance or grant cycle that has elapsed through the Effective Time (or, in the case of Stock Units subject to time-based vesting conditions that, by the terms of the award documents, automatically vest in full or in part upon the Effective Time, the number of such Shares subject to such Stock Unit that so vest by such terms), and (B) the Merger Consideration, less any required withholding taxes (the “Stock Unit Payment”), and shall cease to represent a right to receive a number of Shares or cash equal to or based on the value of Shares.  The Stock Unit Payment shall be made promptly (and in any case within 15 business days) following the Effective Time.  The Company shall take all action necessary so that, as of the Effective Time, all Stock Units shall no longer be outstanding and shall automatically cease to exist, and each holder of a Stock Unit shall cease to have any rights with respect to Shares or cash equal to or based on the value of Shares, except the right to receive the Stock Unit Payment, and so that no portion of any outstanding performance or grant cycle shall continue after the Effective Time and no Stock Units shall be or become earned in respect thereof, and all unearned or unvested Stock Units shall be cancelled.

(d)             The Company shall take all action necessary so that all account balances (whether or not vested) under any Company Plan that provides for the deferral of compensation and represents amounts notionally invested in a number of Shares or otherwise provides for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Compensation Plans”), shall be adjusted by the applicable Company Plan committee as of the Effective Time, and shall be converted into a right of the holder to receive, at the time specified in the applicable Company Plan and related deferral documents, an amount in cash equal to the product of (A) the number of Shares previously deemed invested under or otherwise referenced by such account and (B) the Merger Consideration, less any required withholding taxes (the “Deferred Payment”) and shall cease to represent a right to receive a number of Shares or cash equal to or based on the value of a number of Shares.  The Company shall take all action necessary so that, as of the Effective Time, each holder of any such account shall cease to have any rights with respect to Shares or cash equal to or based on the value of Shares, except the right to receive the Deferred Payment.

SECTION 2.3   Surrender of Shares.

(a)             Prior to the Effective Time, Holdings shall designate a paying agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 2.1(a).  At or prior to the Closing, Holdings shall deposit (or cause to be deposited) with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of Certificates or Book-Entry Shares, cash in an amount sufficient to make all payments pursuant to Section 2.3(b).  Such funds may be invested by the Paying Agent as directed by Holdings or, after the Closing, the Surviving Corporation; provided that (a) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock, and following any losses Holdings or the Surviving Corporation shall promptly deposit (or cause to be deposited) additional funds to the Paying Agent for the benefit of the stockholders of the Company in the amount of any such losses, and (b) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively.  Any interest or income produced by such investments will be payable to the Surviving Corporation or Holdings, as Holdings directs.

(b)             Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of a Certificate or a Book-Entry Share (other than Certificates or Book-Entry Shares representing Shares to be canceled pursuant to Section 2.1(b) or to remain outstanding pursuant to Section 2.1(c)), a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Shares for payment of the Merger Consideration therefor.  Upon surrender to the Paying Agent of a Certificate or of Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Shares (less any required withholding taxes) and such Certificate or Book-Entry Shares shall then be canceled.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.  If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.  Until surrendered as contemplated by, and in accordance with, this Section 2.3(b), each Certificate and each Book-Entry Share (other than Certificates or Book-Entry Shares representing Shares to be canceled pursuant to Section 2.1(b) or to remain outstanding pursuant to Section 2.1(c) or the Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.

(c)             At any time following the date that is twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which have been deposited with the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable (without interest) upon due surrender of their Certificates or Book-Entry Shares.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.  None of Parent, Holdings, Merger Sub, the Company, Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Any Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interests of any person previously entitled thereto.  The Merger Consideration paid in accordance with the terms of this Article II in respect of Certificates or Book-Entry Shares that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares represented thereby.

(d)             After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time.  After the Effective Time, Certificates or Book-Entry Shares presented to the Surviving Corporation for transfer shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e)             Notwithstanding anything in this Agreement to the contrary, Holdings, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares, Options, Restricted Shares, Stock Units or accounts under a Deferred Compensation Plan pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax (as defined below) laws.  To the extent that amounts are so properly withheld by Holdings, the Surviving Corporation or the Paying Agent, as the case may be, and are paid over to the appropriate Governmental Entity in accordance with applicable law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Options, Restricted Shares, Stock Units or accounts under a Deferred Compensation Plan  in respect of which such deduction and withholding was made by Holdings, the Surviving Corporation or the Paying Agent, as the case may be.

(f)             In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder's compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this Article II.

SECTION 2.4   Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares (or securities convertible or exchangeable into or exercisable for Shares) shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, merger or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be correspondingly adjusted to reflect such change.

SECTION 2.5   Dissenting Shares.

(a)             Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders of Shares who have not voted such Shares in favor of adoption of the Merger Agreement and who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or shall effectively waive, withdraw or lose such holder’s rights under Section 262 of the DGCL, such holder’s Shares shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration, as set forth in Section 2.1 of this Agreement, without any interest thereon.

(b)             The Company shall give Holdings (i) prompt notice of any appraisal demands received by the Company, withdrawals thereof and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of appraisal rights (or offers or attempts to settle the same) under Section 262 of the DGCL.  The Company shall not, except with the prior written consent of Holdings, make any payment with respect to any such exercise of appraisal rights or offer to settle or settle any such rights.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Holdings and Merger Sub that, (i) except as set forth on the Company Disclosure Schedule delivered by the Company to Holdings and  Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”), it being understood and agreed that each item in a particular section of the Company Disclosure Schedule applies only to such section and to any other section to which its relevance is reasonably apparent and (ii) other than with respect to Sections 3.3(a), 3.7(a), 3.7(b) and Section 3.8(a), except as disclosed in the Filed SEC Reports (as defined below) filed prior to the date of this Agreement (excluding any disclosures set forth in any section of a Filed SEC Report entitled “Risk Factor” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are cautionary, predictive or forward-looking in nature):

SECTION 3.1   Organization and Qualification; Subsidiaries.  Each of the Company and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except, in the case of any subsidiary of the Company, where any such failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect (as defined below).  Each of the Company and its subsidiaries is duly qualified or licensed to do business in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed which would not, individually or in the aggregate, have a Material Adverse Effect.  “Material Adverse Effect” means any change, effect, event or circumstance that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole, other than any change, effect or circumstance to the extent resulting from (i) changes in general economic, financial market or geopolitical conditions, (ii) general changes or developments in the industry in which the Company and its subsidiaries operate, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its subsidiaries to the extent due to the announcement and performance of this Agreement or the identity of Parent or Holdings, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (in each case, other than in respect of Section 3.5), (iv) any actions required under this Agreement to obtain any approval or authorization required under applicable antitrust or competition laws for the consummation of the Merger, (v) changes in any applicable laws or regulations or applicable accounting regulations or principles or interpretations thereof, (vi) any outbreak or escalation of hostilities or war or any act of terrorism or (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided that, in the case of the immediately preceding clauses (i), (ii), (v) and (vi), such changes, effects or circumstances do not affect the Company or its subsidiaries disproportionately relative to other companies operating in the same industry.

SECTION 3.2   Certificate of Incorporation and Bylaws.  The Company has heretofore furnished or otherwise made available to Holdings a complete and correct copy of the restated certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and the bylaws (the “Bylaws”) of the Company as currently in effect.  The Certificate of Incorporation and the Bylaws are in full force and effect and no other organizational documents are applicable to or binding upon the Company.  The Company is not in violation of any provisions of its Certificate of Incorporation or Bylaws.

SECTION 3.3   Capitalization

(a)             The authorized capital stock of the Company consists of (i) 1,000,000,000 Common Shares, (ii) 300,000,000 Class B Common Shares, and (iii) 20,000,000 shares of preferred stock, no par value per share (the “Preferred Stock”), of which (x) 1,000,000 of such shares are designated as Series A Junior Participating Preferred Stock and have been reserved for issuance upon the exercise of the rights distributed to the holders of Company Common Stock (the “Company Rights”) pursuant to the Company's Rights Agreement, dated as of June 1, 2001 (the “Rights Plan”), between the Company and ComputerShare Trust Company N.A. (as successor to EquiServe, L.P.), as Rights Agent.  As of April 15, 2008, (i) 215,935,235 shares of Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (ii) 55,811,742 shares of Class B Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (iii) no shares of Preferred Stock were outstanding, (iv) an aggregate of 1,570,914 Common Shares were subject to or otherwise deliverable (including in the form of cash equal to or based on the value of Common Shares) in connection with outstanding Stock Units issued pursuant to the Company Stock Plans and (v) an aggregate of 14,434,460 Common Shares were issuable upon the exercise of outstanding Options issued pursuant to the Company Stock Plans, with a weighted average exercise price of $50.16 per share.  From the close of business on April 15, 2008 until the date of this Agreement, no options to purchase shares of Company Common Stock or Preferred Stock have been granted and no shares of Company Common Stock or Preferred Stock have been issued, except for Shares issued pursuant to the exercise of Options in accordance with their terms (and the issuance of Company Rights attached to such Shares).  Except as set forth above, as of the date of this Agreement, (A) there are not outstanding or authorized any (I) shares of capital stock or other voting securities of the Company, (II) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than the Company Rights) or (III) options or other rights to acquire from the Company and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than the Company Rights)  (collectively, “Company Securities”), (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character (or securities or other rights entitling the holder thereof to cash equal to or based on the value of capital stock of the Company) relating to the issued or unissued capital stock of the Company to which the Company is a party (other than the Company Rights).

(b)             All of the outstanding capital stock or equivalent equity interests of the Company's subsidiaries are owned by the Company or another wholly-owned subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (each, a “Lien”).  Except for the Company's subsidiaries and except as set forth on Section 3.3(b)(i) of the Company Disclosure Schedule, the Company does not own any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person.  Each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, except where any such failure to be duly authorized, validly issued, fully paid and nonassessable does not, individually or in the aggregate, have a Material Adverse Effect.  Section 3.3(b)(ii) of the Company Disclosure Schedule sets forth a true and complete list of each subsidiary of the Company and its jurisdiction of incorporation or organization.  There are no outstanding (i) options or other rights to acquire from the Company or any of its subsidiaries and no obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the Company’s subsidiaries (collectively, “Subsidiary Securities”), (ii) obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities or (iii) other options, calls, warrants or other rights, agreements, arrangements or commitments of any character (or securities or other rights entitling the holder thereof to cash equal to or based on the value of capital stock of any subsidiary of the Company) relating to the issued or unissued capital stock of any subsidiary of the Company  to which the Company or any of its subsidiaries is a party.  No Shares are held by any subsidiary of the Company.

(c)             As of the date of this Agreement, the only principal amount of outstanding indebtedness for borrowed money of the Company and its subsidiaries (other than intercompany amounts or operating or capital leases) is $500,000,000 of the Company’s 4.30% senior notes due July 15, 2010 and $500,000,000 of the Company’s 4.65% senior notes due July 15, 2015 (collectively, the “Notes”), which in each case were issued pursuant to the Senior Indenture, dated as of July 14, 2005, by and between the Company and J.P. Morgan Trust Company, National Association as trustee (the “Indenture”).  As of the date of this Agreement, there is no amount outstanding under the $600,000,000 Credit Agreement, dated as of July 14, 2005, among the Company, the lenders thereto and JPMorgan Chase Bank, N.A., as administrative agent and there is $382,000,000 outstanding under the Issuing and Paying Agency Agreement, dated April 29, 2005, between the Company and JPMorgan Chase Bank, N.A.

(d)             Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Option, Restricted Share and Stock Unit (i) was granted in compliance with (A) all applicable Laws and (B) the terms and conditions of the Company Stock Plan and applicable award document pursuant to which it was issued, (ii) qualifies for the tax and accounting treatment afforded to such Option, Restricted Share and Stock Unit in the Company's tax returns and the Company's financial statements, respectively and (iii) has a per share exercise price determined in accordance with the applicable Company Stock Plan and that was equal to the fair market value of a Share on the applicable date on which the related grant was by its terms to be effective.

SECTION 3.4   Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions so contemplated (other than the adoption of this Agreement by the holders of (a) (i) not less than two-thirds of the outstanding Common Shares and (ii) not less than two-thirds of the outstanding Class B Common Shares, each voting as a separate class, (b) not less than two-thirds of all outstanding shares of capital stock of the Company of each class entitled to vote in the election of directors, voting together as a single class, and (c) not less than a majority in voting power of the outstanding capital stock of the Company entitled to vote thereon (the “Company Requisite Votes”), and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent, Holdings and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).  The Board of Directors of the Company, by resolutions duly adopted prior to the execution of this Agreement, has unanimously (i) determined that the Merger is in the best interests of the Company and the stockholders of the Company, and declared advisable this Agreement and the transactions contemplated by this Agreement (including the Merger), (ii) approved this Agreement in accordance with the DGCL and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company and to submit this Agreement for adoption by the stockholders of the Company.  The only votes of the stockholders of the Company required to adopt this Agreement and approve the transactions contemplated hereby are the Company Requisite Votes.

SECTION 3.5   No Conflict; Required Filings and Consents.

(a)             The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any statute, treaty, directive, law, rule or regulation of any Governmental Entity, stock exchange or industry self-regulatory organization (“Law”) or any order, writ, judgment, injunction, decree, stipulation or award by, of or subject to any Governmental Entity (“Order”) applicable to the Company or any of its subsidiaries or by which its or any of their respective assets, rights or properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to the creation of any Lien on any of the assets, rights or properties of the Company or its subsidiaries under, or any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective assets, rights or properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, (A) prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement or (B) have a Material Adverse Effect.

(b)             The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any federal, state, local or foreign governmental or regulatory (including stock exchange) authority, agency, court, commission, or other governmental body (each, a “Governmental Entity”), except for (i) applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement (as defined below)) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the applicable requirements of the New York Stock Exchange, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”) and (v) any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, (A) prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement or (B) have a Material Adverse Effect.

SECTION 3.6   Compliance.  (a) Neither the Company nor any of its subsidiaries is (and has not been since January 1, 2006) in violation of any Law or Order applicable to the Company or any of its subsidiaries or by which its or any of their respective assets, rights or properties are bound, except for any such violation which would not, individually or in the aggregate, have a Material Adverse Effect, and (b) the Company and its subsidiaries have all permits, licenses, certificates, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities (“Licenses”) required to conduct their respective businesses as now being conducted and all such Licenses are in full force and effect, except for any such Licenses the absence of which, or the failure of which to be in full force and effect, would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.7   SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)             The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2005 (all such forms, reports, statements, certificates and other documents filed since January 1, 2005, collectively, the “SEC Reports” and all such SEC Reports filed by the Company and publicly available prior to the date of this Agreement, the “Filed SEC Reports”).  No subsidiary of the Company is required to file, or files, any form, report or other document with the SEC.  Each of the SEC Reports, as amended prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed.  None of the SEC Reports contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)             The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated statements of operations, cash flows and stockholders' equity for the periods indicated.

(c)             Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company, in all material respects, has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(d)             The Company has designed and implemented disclosure controls and procedures (as such terms are defined in Rule 13a-15(e) under the Exchange Act), as required by Rule 13a-15(a) under the Exchange Act to ensure that material information relating to the Company, including its subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(e)             The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company's auditors and the audit committee of the Company's Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

(f)             Except (a) as reflected, accrued or reserved against in the financial statements (including the notes thereto) included in the Company's Annual Report on Form 10-K filed prior to the date of this Agreement for the year ended December 31, 2007, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007, (c) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement and (d) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.8   Absence of Certain Changes or Events.

(a)             Since January 1, 2008, there has not been any change, effect, event or circumstance that has resulted in or constituted a Material Adverse Effect.

(b)             Since January 1, 2008, except as expressly contemplated by this Agreement and except as set forth on Section 3.8(b) of the Company Disclosure Schedule, the Company and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and, without limiting the foregoing, since that date, there has not been: (i) prior to the date of this Agreement, any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company's or any of its subsidiaries' capital stock, except for (x) regular quarterly cash dividends on Company Common Stock and (y) any dividend or distribution by a wholly-owned subsidiary of the Company; (ii) prior to the date of this Agreement, any redemption, repurchase or other acquisition of any shares of capital stock of the Company of any of its subsidiaries, other than pursuant to the Company's stock repurchase program disclosed in the Filed SEC Reports; (iii) prior to the date of this Agreement, any granting by the Company or any of its subsidiaries to any of their directors, executive officers or employees of any increase in compensation (including bonus opportunities) or fringe benefits, except for increases in the ordinary course of business with respect to employees who are not directors, executive officers or parties to a severance agreement with the Company, (y) any granting by the Company or any of its subsidiaries to any director, executive officer or employee of the right to receive any severance or termination pay, or (z) any entry by the Company or any of its subsidiaries into any employment, consulting, change-in-control or severance agreement or arrangement with any director, officer, employee, consultant or contractor, except in the ordinary course of business to employees who are not directors or officers of the Company or any subsidiary, or any material amendment of any Company Plan; (iv) prior to the date of this Agreement, any material change by the Company in its accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or generally accepted accounting principles or regulatory requirements with respect thereto; (v) prior to the date of this Agreement, any material Tax election made or revoked by the Company or any of its subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its subsidiaries; or (vi) prior to the date of this Agreement, any material change in tax accounting principles by the Company or any of its subsidiaries, except insofar as may have been required by applicable law.

SECTION 3.9   Absence of Litigation.  There are no suits, claims, actions, proceedings, arbitrations, mediations or investigations (“Actions”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any such Action that would not, individually or in the aggregate, have a Material Adverse Effect.  As of the date of this Agreement, there are no Actions pending, or to the knowledge of the Company, threatened against the Company or any of its subsidiaries that would prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.  Neither the Company nor any of its subsidiaries nor any of their respective assets, rights or properties is or are subject to any Order except for those that would not, individually or in the aggregate, have a Material Adverse Effect.  As of the date of this Agreement, neither the Company nor any of its subsidiaries nor any of their respective assets, rights or properties is or are subject to any Order that would prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.  As of the date of this Agreement, to the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its subsidiaries or any malfeasance by any executive officer of the Company.

SECTION 3.10   Employee Benefit Plans.

(a)             Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan; provided, however, that any such plan that is maintained primarily for the benefit of Company Employees based outside of the United States (referred to as “Non-US Plans”) shall be identified and listed on the Company Disclosure Schedule within 20 business days following the date of this Agreement.  As used herein, the term “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including any plan that is a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, collective bargaining, bonus, incentive, savings, retirement, deferred compensation, or other benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its subsidiaries (“Company Employees”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its subsidiaries, or (ii) the Company or any of its subsidiaries has any present or future liability.

(b)             With respect to each material Company Plan, the Company has made available to Holdings a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) any summary plan description and, with respect to retiree welfare arrangements, any other communication by the Company or any of its subsidiaries concerning the extent of such benefits, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any; provided, however, that with respect to any material Non-U.S. Plans, the Company will make such material Non-U.S. Plans available to Holdings within twenty (20) business days following the date of this Agreement.

(c)             Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)           Each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable laws, rules and regulations;

(ii)           Neither the Company nor any of its subsidiaries, nor any entity that is a member of their respective “controlled groups” (within the meaning of Section 414 of the Code (an “ERISA Affiliate”)) has any liability with respect to, or has at any time contributed or had an obligation to contribute to, any Multiemployer Plan;

(iii)           Each Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination letter to that effect from the Internal Revenue Service and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification or exemption;

(iv)           Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code and related Treasury guidance thereunder;

(v)           No event has occurred and no condition exists that would subject the Company or any of its subsidiaries, either directly or by reason of their affiliation with any of their respective ERISA Affiliates, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws; no “reportable event” (as such term is defined in Section 4043 of ERISA), no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), and no “accumulated funding deficiency” or failure to satisfy the minimum funding standard (within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company

Plan; and there has been no determination that any Company Plan is, or is expected to be, in “at risk” status within the meaning of Title IV of ERISA;

(vi)           All contributions to Company Plans that were required to be made under such Company Plans have been made, and all benefits accrued under any unfunded Company Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, generally accepted accounting principles, and the Company has performed all obligations required to be performed under all Company Plans; and with respect to each Company Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid under the insurance policy have been paid; and

(vii)           (A) Each Non-U.S. Plan has been operated in accordance, and is in compliance, in all respects, with all applicable laws and has been operated in accordance, and are in compliance, with its terms; (B) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable law, and with respect to all other Non-U.S. Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or subsidiary entity; and (C) no liability or obligation of the Company or any of its subsidiaries exists with respect to such Non-U.S. Plans that has not been disclosed on Section 3.10(c)(vii) of the Company Disclosure Schedule.

(d)             With respect to each Company Plan, (A) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (B) no facts or circumstances exist that could give rise to any such Actions, (C) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) (or comparable agency under non-U.S. Law) in respect of any Company Plan subject to Title IV of ERISA (or a comparable scheme under non-U.S. Law) concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (D) no administrative investigation, audit or other administrative proceeding (including amnesty proceedings) by the Department of Labor, the PBGC, the Internal Revenue Service or any other governmental agencies (U.S. or non-U.S.) are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC).

(e)             Except as set forth on Section 3.10(e) of the Company Disclosure Schedule, the execution of, delivery of, or performance by the Company of its obligations in respect of the transactions contemplated by, this Agreement will not (either alone or in connection with any other event) (A) result in any severance pay or any increase in severance pay, (B) accelerate the time of payment, funding (through a grantor trust or otherwise), or vesting of any compensation or benefits, result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits, or increase the amount payable under or result in any other material obligation pursuant to any of the Company Plans, or (C) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(f)             Except as identified on Section 3.10(f) of the Company Disclosure Schedule, there are no Company Plans and there are no other Contracts, plans, agreements or arrangements (written or otherwise) covering any current or former employee, director, officer, consultant, stockholder or independent contractor of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount or benefit that would not be deductible pursuant to the terms of Section 280G of the Code, or that could give rise to the imposition of an excise tax under Section 4999 of the Code.

SECTION 3.11   Labor and Employment Matters.

(a)             Neither the Company nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company.  As of the date of this Agreement, to the knowledge of the Company, there are no union organizing activities concerning any Company Employees.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no unfair labor practice charges, grievances or complaints pending against the Company or any of its subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority, domestic or foreign.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any of its subsidiaries.

(b)             Except as would not, individually or in the aggregate, have a Material Adverse Effect, during the preceding two (2) years, the Company has not effectuated a “plant closing” (as defined in Worker Adjustment and Retraining Notification Act, “WARN”) or a “mass lay-off” (as defined in WARN), in either case affecting any site of employment or facility of the Company, except in accordance with WARN.

SECTION 3.12   Insurance.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, all material insurance policies of the Company and its subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable law, (b) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, and (c) no notice of cancellation or termination has been received with respect to any such policy other than those received in the ordinary course of business.

SECTION 3.13   Properties.

(a)             Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or one of its subsidiaries has good title to all the properties and assets reflected in the latest audited balance sheet included in the SEC Reports as being owned by the Company or one of its subsidiaries or acquired after the date thereof that are material to the Company's business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens other than Permitted Liens.

(b)             Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) each lease, sublease or license pursuant to which the Company and its subsidiaries leases, subleases or licenses any real property (the “Leases”) is a valid and binding obligation on the Company and each of its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect and enforceable in accordance with its terms; (ii) there is no breach or default under any Lease by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto; (iii) no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default under any Lease by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto; and (iv) the Company or one of its subsidiaries that is either the tenant, subtenant or licensee named under the Lease has a good and valid leasehold interest in each parcel of real property which is subject to a Lease and is in possession of the properties purported to be leased, subleased or licensed thereunder.

(c)             Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) the Company or one of its Subsidiaries has good and marketable fee simple title to all real property owned by the Company or any of its subsidiaries (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon free and clear of all Liens other than Permitted Liens; (ii) neither the Company nor any of its subsidiaries has leased, subleased, licensed or otherwise granted any person the right to use or occupy the Owned Real Property which lease, license or grant is currently in effect or collaterally assigned or granted any other security interest in the Owned Real Property which assignment or security interest is currently in effect; (iii) there are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Owned Real Property; and (iv) there is not pending or, to the knowledge of the Company, threatened any condemnation proceedings related to any of the Owned Real Property.

SECTION 3.14   Tax Matters.

(a)             Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) all Tax Returns required to be filed (taking into account applicable extensions) by the Company or any of its subsidiaries have been properly filed and all such Tax Returns are true, complete and accurate; (ii) all Taxes due from the Company or any of its subsidiaries have been timely paid (whether or not shown on any Tax Return) or, where payment is not yet due, the Company has made adequate provision for such Taxes in the Company’s financial statements (in accordance with generally accepted accounting practices); (iii) there are no Liens for Taxes on any asset of the Company or any of its subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles have been made in the Company’s financial statements; and (iv) all amounts required to have been collected or withheld from any payment by the Company or any of its subsidiaries have been duly collected or withheld, and have been duly remitted or deposited in accordance with law.

(b)             Neither the Company nor any of its subsidiaries has received written notice of any claim with respect to any liability for Taxes of the Company or any of its subsidiaries or with respect to any failure by the Company or any of its subsidiaries to properly prepare or file any Tax Returns, which claim remains unpaid or unsettled.  No unresolved written claim has been made by any Governmental Entity in any jurisdiction in which the Company or any subsidiary does not currently file Tax Returns that the Company or such subsidiary may be subject to Tax in that jurisdiction.  There is no pending or threatened action, audit, proceeding or investigation relating to Taxes of the Company or any of its subsidiaries or with respect to compliance with Tax Return requirements by the Company or any of its subsidiaries.

(c)             Neither the Company nor any of its subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a consolidated group of which the Company was the common parent), (ii) has any liability for Taxes of any person (other than the Company, or any subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise or (iii) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement.

(d)             There is no outstanding written request, with respect to the Company or any of its subsidiaries, for any extension of time within which to pay any Taxes or file or provide any Tax Returns.  There is no outstanding waiver, with respect to the Company or any of its subsidiaries, of any statute of limitations for the assessment or collection of any material Taxes.  There are no requests for rulings in respect of Taxes in relation to the Company or any of its subsidiaries that are pending with any Governmental Entity.  Neither the Company nor any of its subsidiaries have received a ruling from any Governmental Entity regarding Taxes which remains in effect.

(e)             Neither the Company nor any of its subsidiaries is required to include in income any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method.

(f)             Since January 1, 2003, the Company has not been the “distributing corporation” (within the meaning of Section 355(e)(2) of the Code) with respect to a transaction described in Section 355 of the Code.

(g)             Neither the Company nor any of its subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

SECTION 3.15   Proxy Statement.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will, at the date it is first mailed to stockholders and at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Holdings or Merger Sub or any of their respective affiliates or representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 3.16   Opinion of Financial Advisors.  Each of Goldman, Sachs & Co. and William Blair & Company, L.L.C. (the “Financial Advisors”) has delivered to the Board of Directors of the Company its written opinion (or an oral opinion to be confirmed in writing) that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock and the Class B Common Stock (excluding Parent and its affiliates).

SECTION 3.17   Brokers.  No broker, finder or investment banker (other than the Financial Advisors) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries.  The Company has made available to Holdings complete and correct copies of the agreements between the Company and the Financial Advisors pursuant to which the Financial Advisors would be entitled to any payments relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, and such agreements are the only agreements providing for the payment of any consideration to the Financial Advisors with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement.

SECTION 3.18   Takeover Statutes; Rights Plans.

(a)             No “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation (including Section 203 of the DGCL) enacted under any federal, state, local or foreign laws applicable to the Company  (collectively, the “Anti-Takeover Statutes”) or any anti-takeover provision in the Company’s Certificate of Incorporation or Bylaws is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

(b)             The Company has amended the Rights Plan, effective as of the execution of this Agreement, in accordance with its terms (i) to render the Rights Plan inapplicable to the transactions contemplated by this Agreement and (ii) so that the Company Rights will expire immediately prior to the Effective Time, provided that, in the case of this clause (ii), no Distribution Date (as defined in the Rights Plan) or Stock Acquisition Date (as defined in the Rights Plan) shall have occurred.

SECTION 3.19   Intellectual Property.

(a)             Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its subsidiaries own or have the right to use all Intellectual Property used in their businesses as currently conducted, free and clear of all Liens (other than Permitted Liens) and will have the same rights after the Closing Date; (ii) all Intellectual Property registrations and applications owned by the Company and its subsidiaries are subsisting and unexpired, not cancelled or abandoned, and are valid; (iii) the conduct of the Company and its subsidiaries’ businesses does not infringe, dilute, misappropriate or violate (“Infringe”) the Intellectual Property of any person and their Intellectual Property is not being Infringed by any person; (iv) the Company and its subsidiaries take commercially reasonable efforts to protect the confidentiality of their trade secrets; (v) no Action is pending, or to the knowledge of the Company, threatened (including “cease and desist” letters or invitations to take a patent license) against the Company or any of its subsidiaries with respect to Intellectual Property; and (vi) the Company and its subsidiaries use commercially reasonable efforts to cause all persons who contribute to material proprietary Intellectual Property owned by the Company or its subsidiaries to assign to the Company or its subsidiaries all of their rights therein that do not vest in the Company or its subsidiaries by operation of Law.

(b)             “Intellectual Property” means all intellectual property, including all (i) patents, utility models, inventions, proprietary technology and know-how; (ii) trademarks, trade names, trade dress, logos, corporate names, domain names, service marks and other source indicators, including all goodwill associated therewith; (iii) copyrights (including copyrights in software, databases, product artwork, website content and advertising and promotional materials); and (iv) trade secrets and confidential or proprietary recipes, processes, formulae, techniques, product research and information.

SECTION 3.20   Environmental Matters.

(a)             Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) the Company and each of its subsidiaries comply and have since January 1, 2006 complied with all applicable Environmental Laws (as defined below), and possess and comply with all applicable Environmental Permits (as defined below) required to carry on their businesses as they are now being conducted; (ii)  there are no Materials of Environmental Concern (as defined below) at, in or under or that have been Released (as defined below) to or from any property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any of its subsidiaries, under circumstances that have resulted in or would reasonably be expected to result in liability of the Company or any of its subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its subsidiaries has received any unresolved written notification alleging that it is liable for any Release or threatened Release of Materials of Environmental Concern at any location; (iv) neither the Company nor any of its subsidiaries has received any written claim or complaint, or is subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and no such matter has been threatened in writing to the knowledge of the Company; and (v) neither the Company nor any of its subsidiaries has agreed to indemnify or hold harmless or, to the knowledge of the Company, assumed responsibility for any person for any liability or obligation, arising under or relating to Environmental Laws.

(b)             For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean all foreign, federal, state, local or provincial, civil and criminal Laws and Orders relating to the protection of health (to the extent relating to exposure to Materials of Environmental Concern) or the environment (including air, soil, surface water or groundwater), worker health (to the extent relating to exposure to Materials of

Environmental Concern) or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of or exposure to Materials of Environmental Concern.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” shall mean petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, pesticides, radon, urea formaldehyde, toxic mold, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “solid wastes,” or “contaminants” or words of similar import under any applicable Environmental Law.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Material of Environmental Concern.

SECTION 3.21   Contracts.

(a)             Section 3.21(a) of the Company Disclosure Schedule lists the following Contracts to which, as of the date of this Agreement, the Company or any of its subsidiaries is a party or by which any of them is bound: (i) any Contract that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K; (ii) any Contract of the Company or any of its subsidiaries (other than purchase orders for the purchases of inventory, services or equipment in the ordinary course of business, this Agreement or Contracts subject to clause (iv) below) having an aggregate value per Contract, or involving payments by or to the Company or any of its subsidiaries, of more than $50,000,000 on an annual basis or $100,000,000 over the term of the Contract, except for any such Contract that may be canceled without penalty by the Company or any of its subsidiaries upon notice of 60 days or less; (iii) any Contract containing covenants binding upon the Company or any of its subsidiaries that restricts the ability of the Company or any of its subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Corporation or any of its affiliates) to compete in any business, or with any person or in any geographic area where, in each case, such restrictions are material to the Company and its subsidiaries, taken as a whole, except for any such Contract that may be canceled without penalty by the Company or any of its subsidiaries upon notice of 60 days or less; (iv) any Contract with respect to any joint venture, partnership or similar arrangements that is material to the Company and its subsidiaries, taken as a whole; (v) any Contract that prohibits the payment of dividends or distributions in respect of capital stock of the Company or any of its subsidiaries, prohibits the pledging of capital stock of the Company or any of its subsidiaries or prohibits the issuance of guarantees by the Company or any of its subsidiaries; (vi) any Contract pursuant to which any indebtedness for borrowed money with a principal amount in excess of $20,000,000 of the Company or any of its subsidiaries is outstanding or may be incurred, and all guarantees by the Company or any of its subsidiaries of any indebtedness for borrowed money with a principal amount in excess of $20,000,000 of any person (other than the Company or any wholly-owned subsidiary of the Company); (vii) any Contract (or a related series of Contracts) for the acquisition or disposition by the Company or any of its subsidiaries of assets with a value of more than $20,000,000 or with respect to which the Company or any of its subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $50,000,000; and (viii) any Contract that would prevent, materially delay or materially impede the Company's ability to consummate the Merger or the other transactions contemplated by this Agreement.   Each such Contract described in clauses (i) through (viii) is referred to herein as a “Material Contract”.

(b)             Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect. There is no breach or default under any Material Contract by the Company or any of its subsidiaries, or to the knowledge of the Company, any other party thereto and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.22   Affiliate Transactions.  No executive officer or director of the Company or any of its subsidiaries or any person owning 5% or more of the Common Shares or Class B Common Shares (or any of such person’s immediate family members or affiliates or associates) is a party to any Contract with or binding upon the Company or any of its subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

SECTION 3.23   No Additional Representations.  Except as otherwise expressly set forth in this Article III, neither the Company nor any of its subsidiaries nor any other person acting on their behalf makes any representations or warranties of any kind or nature, express or implied in connection with the transactions contemplated by this Agreement.  Neither the Company nor any of its subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to Holdings, Merger Sub or their affiliates of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its subsidiaries or the future business and operations of the Company and its subsidiaries unless any such information is expressly included in a representation or warranty contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
HOLDINGS AND MERGER SUB

Holdings and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth on the Disclosure Schedule delivered by Holdings and Merger Sub to the Company prior to the execution of this Agreement (the “Holdings Disclosure Schedule”), it being understood and agreed that each item in a particular section of the Holdings Disclosure Schedule applies only to such section and to any other section to which its relevance is reasonably apparent:

SECTION 4.1   Organization.  Each of Holdings and Merger Sub is a corporation duly organized, validly existing and in good standing  under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.  As of the date of this Agreement, Holdings owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of any Liens.

SECTION 4.2   Authority.  Each of Holdings and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by each of Holdings and Merger Sub and the consummation by each of Holdings and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action by the respective Boards of Directors of Holdings and Merger Sub and, prior to the Effective Time, will be duly and validly authorized by all necessary action by Holdings as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Holdings or Merger Sub or their affiliates are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Holdings and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Holdings and Merger Sub enforceable against each of Holdings and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.3   No Conflict; Required Filings and Consents.

(a)             The execution, delivery and performance of this Agreement by Holdings and  Merger Sub do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws of Holdings or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to Holdings or Merger Sub or by which either of them or any of their respective assets, rights or properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Holdings or Merger Sub is a party or by which Holdings or Merger Sub or any of their respective assets, rights or properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

(b)             The execution, delivery and performance of this Agreement by each of Holdings and Merger Sub and the consummation of the transactions contemplated hereby by each of Holdings and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and the HSR Act, (ii) the applicable requirements of the New York Stock Exchange, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the applicable requirements of Foreign Antitrust Laws and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

SECTION 4.4   Absence of Litigation.  As of the date of this Agreement, there are no Actions pending or, to the knowledge of Holdings, threatened against Holdings or any of its subsidiaries, other than any such Action that would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.  As of the date of this Agreement, neither Holdings nor any of its subsidiaries nor any of their respective assets, rights or properties is or are subject to any Order that would prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

SECTION 4.5   Proxy Statement.  None of the information supplied or to be supplied by Holdings or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Holdings and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 4.6   Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Holdings or Merger Sub or any of their affiliates for which the Company could have any liability prior to the Effective Time.

SECTION 4.7   Financing.  Holdings has delivered to the Company true and complete fully executed copies of (i) the commitment letter, dated as of April 28, 2008, between

Holdings and Goldman Sachs Credit Partners L.P., including all exhibits, schedules and amendments to such letter in effect as of the date of this Agreement (the “Senior Debt Commitment Letter”), and the commitment letter, dated as of April 28, 2008, between Parent, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., including all exhibits, schedules and amendments to such letter in effect as of the date of this Agreement (together with the Senior Debt Commitment Letter, the “Debt Financing Commitment Letters”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Holdings and Parent) has agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement, and (ii) the equity commitment letter, dated as of April 28, 2008, by and between Holdings and Parent, including all exhibits, schedules and amendments to such letter in effect as of the date of this Agreement (the “Parent Equity Commitment Letter”), pursuant to which and subject to the terms and conditions thereof Parent has committed to invest the amount set forth therein, and the commitment letter, dated as of April 25, 2008, by Berkshire Hathaway Inc., including all exhibits, schedules and amendments to such letter in effect as of the date of this Agreement (together with the Parent Equity Commitment Letter, the “Equity Financing Commitment Letters” and together with the Debt Financing Commitment Letters, the “Financing Commitments Letters”), pursuant to which and subject to the terms and conditions thereof Berkshire Hathaway Inc. has committed to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).  None of the Financing Commitment Letters has been amended, restated or otherwise modified prior to the date of this Agreement, and the respective commitments contained in the Financing Commitment Letters have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement.  As of the date of this Agreement, each of the Financing Commitment Letters is in full force and effect and constitutes the legal, valid and binding obligations of each of Holdings and Parent, as applicable, and, to the knowledge of Holdings, the other parties thereto.  There are no conditions precedent (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment Letters.  Subject to the terms and conditions of the Financing Commitment Letters, assuming the accuracy of the Company’s representations and warranties contained in Section 3.3 and Section 3.17 and assuming compliance by the Company with its covenants contained in Sections 5.1(b), (c), (d) and (h) herein, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitment Letters will be sufficient for Holdings and the Surviving Corporation to pay the aggregate Merger Consideration and to pay all related fees and expenses, including payment of all amounts under Article II of this Agreement.  As of the date of this Agreement, (i) assuming the accuracy of the Company’s representations and warranties contained in Section 3.8(a) hereof, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Holdings or Parent under the Financing Commitment Letters or, to the knowledge of Holdings and Merger Sub, any other party to the Financing Commitment Letters, and (ii) subject to the satisfaction of the conditions contained in Sections 7.1 and 7.2, Holdings does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Holdings on the Closing Date.  Holdings and Parent have fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Financing Commitment Letters.

SECTION 4.8   Operations of Holdings and Merger Sub.  Each of Holdings and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

SECTION 4.9   Solvency.  As of the Effective Time, assuming (A) satisfaction of the conditions to Holdings’ and Merger Sub’s obligation to consummate the Merger, or waiver of such conditions, (B) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any “knowledge”, materiality or “Material Adverse Effect” qualification or exception), and (C) any estimates, projections or forecasts provided by the Company to Holdings prior to the Effective Time have been prepared in good faith on assumptions that were and continue to be reasonable, immediately after giving effect to the transactions contemplated by this Agreement (including the Financing, the payment of the Merger Consideration, the funding of any obligations of the Surviving Corporation or its subsidiaries which become due or payable by the Surviving Corporation or its subsidiaries in connection with, or as a result of, the Merger, and the payment of all related fees and expenses), (i) the Surviving Corporation will not have incurred debts beyond its ability to pay such debts as they mature or become due, (ii) the then present fair saleable value of the assets of the Surviving Corporation and its subsidiaries will exceed the amount that will be required to pay their existing debts (including the probable amount of all contingent liabilities) as such debts become absolute and matured, (iii) the assets of the Surviving Corporation and its subsidiaries at a fair valuation will exceed their debts (including the probable amount of all contingent liabilities) and (iv) the Surviving Corporation will not have unreasonably small capital to carry on its business as proposed to be conducted following the Closing Date.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby, in either case, with the intent to hinder, delay or defraud either present or future creditors of Holdings, Merger Sub, the Company or any subsidiary of the Company.

SECTION 4.10   Share Ownership.  As of the date of this Agreement, except as set forth in Section 4.10 of the Holdings Disclosure Schedule, Holdings, Merger Sub and their respective affiliates do not beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any Shares.

SECTION 4.11   No Additional Representations.  Except as otherwise expressly set forth in this Article IV, neither Holdings, Merger Sub nor any other person acting on behalf of Holdings or Merger Sub makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

ARTICLE IVA

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that:

SECTION 4.1A  Authority.  Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly and validly authorized by all necessary action by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent is necessary to authorize the execution or delivery of this Agreement or the performance of its obligations hereunder by Parent.  This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.2A  No Conflict.  The execution, delivery and performance of this Agreement by Parent do not and will not (i) conflict with or violate the certificate of incorporation or bylaws of Parent, (ii) conflict with or violate any Law or Order applicable to Parent or by which it or any of its assets, rights or properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent is a party or by which Parent or any of its assets, rights or properties are bound or affected.

SECTION 4.3A  Consents.  The execution, delivery and performance of this Agreement by Parent do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity.

SECTION 4.4A  No Additional Representations.  Except as otherwise expressly set forth in this Article IVA, neither Parent nor any other person acting on behalf of Parent makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1   Conduct of Business of the Company Pending the Merger.  The Company covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by Law, or unless Holdings shall otherwise consent in writing, the business of the Company and its subsidiaries shall only be conducted in its ordinary course of business consistent with past practice, and the Company shall use its commercially reasonable efforts to preserve substantially intact its and its subsidiaries' business organization, to keep available the services of its and its subsidiaries’ current officers and employees, to preserve its and its subsidiaries’ present relationships with customers, suppliers, distributors and other persons with which it has material business relations.  Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this

Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or as required by Law, neither the Company nor any of its subsidiaries shall, directly or indirectly, without the prior written consent of Holdings:

(a)  amend or otherwise change its Certificate of Incorporation or Bylaws or any similar governing instruments;

(b)  except for transactions solely between the Company and its wholly-owned subsidiaries, or between wholly-owned subsidiaries of the Company (other than such transactions that would be reasonably expected to result in a material increase in the net Tax liability of the Company and its subsidiaries, taken as a whole), issue, deliver, sell, pledge, dispose of, grant, award or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including restricted stock units, stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for (A) the issuance of Shares upon the exercise of Options or in respect of the settlement of Stock Units, in each case outstanding as of the date of this Agreement and as required by the terms of any Company Plan, or (B) issuances in accordance with the Rights Plan), or take any action to cause to be exercisable any otherwise unexercisable options outstanding as of the date of this Agreement;

(c)  declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (i) regular quarterly cash dividends on Company Common Stock in the ordinary course of business consistent with past practice with declaration, record and payment dates substantially the same as, but no earlier than, such dates for the comparable quarterly period in the fiscal year ended December 31, 2007, not to exceed, in the case of any such quarterly dividend, $0.335 per Share) or (ii) any dividend or distribution by a subsidiary of the Company to the Company or wholly-owned subsidiary of the Company); provided that no quarterly dividend shall be declared with respect to the fiscal quarter in which the Effective Time occurs unless the Effective Time will occur after the record date which would be the record date for such regularly quarterly dividend in the ordinary course of business consistent with past practice;

(d)  adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company or any subsidiary that is not wholly-owned (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless exercise of Options or in order to pay taxes, or for the Company to satisfy withholding obligations in respect of such taxes, in connection with the exercise of Options or the lapse of restrictions in respect of Restricted Stock or Stock Units, in each case pursuant to the terms of a Company Plan), or adjust, recapitalize, reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company's wholly-owned subsidiaries;

(e)  (i)  acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets if the aggregate amount of the consideration paid in connection with all such transactions, would exceed $50,000,000, other than purchases of inventory in the ordinary course of business consistent with past practice or pursuant to a Contract set forth on Section 5.1(e)(i) of the Company Disclosure Schedule, and for the avoidance of doubt, other than capital expenditure permitted pursuant to clause (iii) of this paragraph; (ii) sell, assign, transfer, lease, license or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) or mortgage or pledge, or suffer to exist any Lien on, any corporation, partnership or other business organization or division thereof or any other assets if the value of the assets included in any such transaction would exceed $25,000,000, or the aggregate value of the assets included in all such transactions would exceed $50,000,000, other than sales or dispositions of inventory in the ordinary course of business consistent with past practice; (iii) other than capital expenditures, in the aggregate, not to exceed $10,000,000, authorize or make any capital expenditures (A) during fiscal year 2008 in excess of the amount reflected in the Company’s capital expenditure budget attached to Section 5.1(e)(iii) of the Company Disclosure Schedule or (B) during fiscal year 2009, or portion thereof, in excess of an amount equal to the portion of fiscal year 2009 that has elapsed multiplied by the amount of capital expenditures for fiscal year 2008 as reflected in the Company’s capital expenditure budget attached to Section 5.1(e)(iii) of the Company Disclosure Schedule; or (iv) enter into any new line of business;

(f)  make any loans, advances or capital contributions to, or investments in, any other person in excess of $15,000,000 in the aggregate, other than by the Company or any wholly-owned subsidiary of the Company to or in the Company or any wholly-owned subsidiary of the Company;

(g)   (i) enter into, amend in any material respect, modify in any material respect, or terminate any Contract that is a Material Contract or would have been a Material Contract if it had been in effect on the date of this Agreement, other than in the ordinary course of business consistent with past practice, (ii) enter into, amend in any respect, modify in any respect or terminate or engage in any transactions with any executive officer or director of the Company, any person owning 5% or more of the Common Shares or Class B Common Shares or any relative of any such person or any entity directly or indirectly controlled by such person;

(h)  incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, other than a wholly-owned subsidiary of the Company and other than pursuant to the Company’s existing commercial paper program so long as the borrowings outstanding under such program do not exceed $432,000,000 at any time;

(i)  except (i) as set forth in Section 5.1(i) of the Company Disclosure Schedule or (ii) to the extent required under any Company Plan as in effect on the date of this Agreement or as required by applicable law, (a) increase the compensation (including bonus opportunities) or fringe benefits of any of its directors, executive officers or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not directors, executive officers or parties to a severance agreement with the Company), (b) grant any severance or termination pay, (c) enter into any employment, consulting, change-in-control or severance agreement or arrangement with any of its present or former directors, executive officers, or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not directors, executive officers or parties to a severance agreement with the Company), (d) establish, adopt, enter into, freeze or amend in any material respect or terminate any Company Plan; (e) pay, accrue or certify performance level achievements at levels in excess of actually achieved performance in respect of any component of an incentive-based award, or take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Company Plan; (f) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change in control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement; or (g) terminate the employment of any holder of a change in control or similar agreement other than for “cause” (within the meaning of such agreement);

(j)  make any material change in any accounting principles, except as may be required by changes in statutory or regulatory accounting rules or generally accepted accounting principles or regulatory requirements with respect thereto;

(k)  except as required by applicable law, (i) prepare or file any material Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method of accounting that is materially inconsistent with positions taken, elections made or methods of accounting used in preparing or filing similar Tax Returns in prior periods; (ii) enter into any settlement or compromise of any material Tax liability; (iii) file any material amended Tax Return; (iv) change any annual Tax accounting period; (v) enter into any closing agreement relating to any material amount of Taxes or consent to any material claim or audit relating to Taxes; or (vi) surrender any right to claim any material Tax refund;

(l)  subject to Section 6.16, settle or compromise any Action other than settlements or compromises of any matter where (x) the amount paid in settlement or compromise of such matter, in each case, does not exceed $2,000,000 (less the amount reserved for such matters by the Company and any insurance coverage applicable thereto) and (y) such settlement or compromise only involves monetary relief;

(m)  release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which the Company or any subsidiary thereof is a party or take any action to redeem the Company Rights or render the Company Rights inapplicable to an Acquisition Proposal or the transactions contemplated thereby or take any action to exempt any person other than Merger Sub and its affiliates from the restrictions on “business combinations” contained in Section 203 of the DGCL, except, in each case, to the extent the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law, but in such case only after providing Holdings with prior written notice of such determination;

(n)  fail to use reasonable best efforts to renew or maintain material existing insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(o)  (i) adopt or enter into any plan of complete or partial liquidation or dissolution of the Company or (ii) adopt or enter into any plan of complete or partial liquidation or dissolution of any subsidiaries of the Company if, in the case of this clause (ii), such liquidation or dissolution would (A) cause any material amount of assets of any subsidiary of the Company to be held by any person other than the Company or any of the Company’s wholly-owned subsidiaries or (B) be reasonably expected to result in a material increase in the net Tax liability of the Company and its subsidiaries, taken as a whole;

(p)  take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(q)  agree to take (whether by Contract or otherwise) or authorize any of the actions described in Sections 5.1(a) through 5.1(p).

SECTION 5.2   Conduct of Business of Holdings and Merger Sub Pending the Merger.  Each of Holdings and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take any action (including requesting the Company to waive conditions to the Debt Tender Offers or make changes to the Debt Tender Offers contemplated by Section 6.11(a)), if the taking of such action would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 5.3   No Control of Other Party's Business.  Nothing contained in this Agreement shall give Holdings, directly or indirectly, the right to control or direct the Company's or its subsidiaries' operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Holdings’ or its subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Holdings shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries' respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1   Stockholders Meeting.  As soon as reasonably practicable following the date of this Agreement, the Company, acting through its Board of Directors, shall (a) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the “Stockholders Meeting”), (b) include in the Proxy Statement (i) that the Board of Directors of the Company has determined that the Merger is in the best interests of the Company and the stockholders of the Company, and declared advisable this Agreement and the transactions contemplated by this Agreement (including the Merger), (ii) that the Board of Directors of the Company has approved this Agreement in accordance with the DGCL, (iii) that the Board of Directors of the Company recommends the adoption of this Agreement by the stockholders of the Company (such recommendation described in this clause (iii), the “Recommendation”) (except to the extent that the Company has effected a Change of Recommendation in accordance with this Section 6.1) and (iv) subject to the consent of each of the Financial Advisors, as applicable, the written opinions of the Financial Advisors, dated as of the date of this Agreement, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock and (c) use its reasonable best efforts to obtain the Company Requisite Votes (except to the extent that the Company has effected a Change of Recommendation in accordance with this Section 6.1).  The Company will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other action reasonably necessary or advisable to secure the Company Requisite Votes (except to the extent that the Company has effected a Change of Recommendation in accordance with this Section 6.1).  The Company shall keep Holdings and Merger Sub updated with respect to proxy solicitation results as reasonably requested by Holdings or Merger Sub.  Neither the Board of Directors of the Company nor any committee thereof shall, directly or indirectly, withdraw (or modify or qualify in a manner adverse to Holdings or Merger Sub), or publicly propose to withdraw (or modify or qualify in a manner adverse to Holdings or Merger Sub), the Recommendation (any such action being referred to as a “Change of Recommendation”); it being understood that any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Change of Recommendation); provided, that at any time prior to obtaining the Company Requisite Votes, the Board of Directors of the Company may effect a Change of Recommendation if (i) the Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law, and (ii) the Company has provided Holdings with at least three business days' prior written notice of such Change of Recommendation.  Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is terminated in accordance with Section 8.1, the obligation of the Company to call, give notice of, convene and hold the Stockholders Meeting as promptly as practicable after the date of this Agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by a Change of Recommendation.

SECTION 6.2   Proxy Statement.  As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement.  Holdings, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Holdings and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Company shall not file the preliminary Proxy Statement, or any amendment or supplement thereto, without providing Holdings a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company).  The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC.  The Company agrees to consult with Holdings prior to responding to SEC comments with respect to the preliminary Proxy Statement.  Each of Holdings, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.  The Company shall as soon as reasonably practicable (i) notify Holdings of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (ii) provide Holdings with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.

SECTION 6.3   Resignation of Directors.  At the Closing, the Company shall deliver to Holdings evidence reasonably satisfactory to Holdings of the resignation of all directors of the Company and, as specified by Holdings reasonably in advance of the Closing, all directors of each subsidiary of the Company, in each case, effective at the Effective Time.

SECTION 6.4   Access to Information; Confidentiality.

(a)             From the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its subsidiaries, officers, directors, employees and Representatives to, afford the officers, employees and Representatives of Holdings and its financing sources (and their Representatives) reasonable access, consistent with applicable law, at all reasonable times to its officers, employees, Representatives, properties, offices, and other facilities and to all books and records, and shall furnish Holdings with all financial, operating and other data and information as Holdings, through its officers, employees or Representatives, may from time to time reasonably request in writing.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties.  Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or its subsidiaries or contravene any Law or Order (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b)             Each of Holdings and Merger Sub will hold and treat and will cause its officers, employees and Representatives to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to Holdings or Merger Sub or their affiliates in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated April 18, 2008, between the Company and Parent (the “Confidentiality Agreement”) which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.5   Acquisition Proposals.

(a)             The Company agrees that (i) it and its officers and directors shall not, (ii) its subsidiaries and its subsidiaries’ officers and directors shall not and (iii) it shall use reasonable best efforts to ensure that its and its subsidiaries’ investment bankers, attorneys, accountants, agents and other representatives (“Representatives”) shall not, (A) directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (x) a tender offer or exchange offer, proposal for a merger, consolidation or other  business combination involving the Company and/or any of its material subsidiaries or (y) any proposal or offer to acquire in any manner an equity interest representing a 20% or greater economic or voting interest in the Company or any of its material subsidiaries or the assets, securities or other ownership interests of or in the Company or any of its subsidiaries representing 20% or more of the consolidated assets or net income of the Company and its subsidiaries, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), or (B) directly or indirectly, engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Acquisition Proposal.  The Company agrees that it will, and it will cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal.  The Company shall (I) promptly (and in no event later than forty-eight (48) hours after receipt) notify Holdings in writing of the receipt of any Acquisition Proposal (or any request for information or other inquiry or request that could reasonably be expected to lead to an Acquisition Proposal) after the date of this Agreement, which notice shall include the identity of the person making such Acquisition Proposal and set forth in reasonable details the material terms and conditions thereof, (II) keep Holdings reasonably informed on a current basis

(and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations, unless any such material changes, developments, discussions or negotiations are received by the Company in writing, then such time period shall be reduced to twenty-four (24) hours) of the status and details (including any change to the financial or other material terms thereof) of any such Acquisition Proposal, inquiry or request and (III) provide Holdings as soon as practicable (and in any event within 24 hours) after receipt thereof copies of any written Acquisition Proposal, inquiry or request (including any amendments, modifications or supplements thereto).  Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or its Board of Directors from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to an Acquisition Proposal (provided that neither the Company nor its Board of Directors may make any Change of Recommendation unless permitted by Section 6.1); (ii) prior to obtaining the Company Requisite Votes, providing access to its properties, books and records and providing information or data (provided that, to the extent not previously given to Holdings, such access, information or data is also given to Holdings promptly after providing access thereto to any person in accordance with this Section 6.5(a), unless providing such access, information or data to Holdings would reasonably be expected to make it more difficult in any material respect to obtain all requisite clearances, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or other Antitrust Law) in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement on terms no more favorable to such person than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement); (iii) prior to obtaining the Company Requisite Votes, contacting or engaging in any discussions with any person who has made an unsolicited bona fide written Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions to consummation so as to determine whether such Acquisition Proposal would reasonably be expected to lead to a Superior Proposal; and (iv) prior to obtaining the Company Requisite Votes, contacting or engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal (which negotiations and discussions are not solely for clarification purposes), if and only to the extent that in connection with the foregoing clauses (ii) or (iv), (1) the Company has not breached its obligations under this Section 6.5(a), (2) the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel and its financial advisors that, (x) such Acquisition Proposal constitutes, or would reasonably be expected to constitute or result in, a Superior Proposal, and (y) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and (3) prior to taking such action, the Company shall provide written notice to Holdings of such matter.  The Company shall not, and shall cause its subsidiaries not to, enter into any confidentiality or similar agreement with any person which prohibits the Company from providing to Holdings any of the information required to be provided to Holdings under this Section 6.5 within the time periods contemplated hereby.

(b)             Neither the Board of Directors of the Company nor any committee thereof shall (i) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal or Acquisition Proposal Documentation (as defined below) or (ii) execute (or allow the Company or any of its subsidiaries to execute) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting an Acquisition Proposal (other than a confidentiality agreement pursuant to Section 6.5(a)) (any such documentation, “Acquisition Proposal Documentation”).  Notwithstanding the foregoing or any other provision of this Section 6.5 to the contrary, if, at any time prior to obtaining the Company Requisite Votes (but after the expiration of the Notice Period (as defined below)), the Company’s Board of Directors determines, in response to an Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of Section 6.5(a) in any material respect, that such Acquisition Proposal is a Superior Proposal (after giving effect to all of the adjustments to this Agreement which may be offered by Holdings prior to or during the Notice Period), (1) the Company may terminate this Agreement, (2) the Company’s Board of Directors may approve or recommend such Superior Proposal to its stockholders (it being understood that any such approval or recommendation shall constitute a Change of Recommendation) and/or (3) immediately prior to or concurrently with the termination of this Agreement, the Company may enter into or execute any Acquisition Proposal Documentation with respect to such Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 6.5(b), and any such termination shall be void and of no force or effect, unless the Company prior to or concurrently with such termination pays to Holdings the fee payable pursuant to Section 8.2(b); and provided, further, that the Company may not terminate this Agreement pursuant to this Section 6.5(b) unless (x) the Company has provided a written notice to Holdings (a “Notice of Superior Proposal”) advising Holdings that the Company has received a Superior Proposal and specifying the identity of the person making such Superior Proposal and the material terms thereof, together with copies of any written offer or proposal in respect of such Superior Proposal (it being understood that neither the delivery of a Notice of Superior Proposal nor any subsequent public announcement thereof, in each case in and of itself, shall entitle Holdings to terminate this Agreement pursuant to Section 8.1(e)(ii)), and (y) Holdings does not, within four business days following its receipt of the Notice of Superior Proposal (the “Notice Period”), make an offer that, as determined by the Board of Directors of the Company, results in the applicable Acquisition Proposal no longer being a Superior Proposal (provided that, during the Notice Period, the Company shall, if so requested by Holdings, negotiate in good faith with Holdings with respect to any revised proposal from Holdings in respect of the terms of the transactions contemplated by this Agreement), it being further understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require the delivery to Holdings of a new Notice of Superior Proposal and a new Notice Period.

(c)             For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal for more than 80% of the outstanding equity interests in the Company or more than 80% of the consolidated assets of the Company and its subsidiaries, taken as a whole, on terms that the Board of Directors of the Company determined in good faith, after consultation with the Company's outside legal and financial advisors (taking into account such factors as the Board of Directors of the Company considers to be appropriate including the conditionality, timing and likelihood of consummation of such Acquisition Proposal) are more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.

(d)             Without limiting any other rights of Holdings under this Agreement, neither any Change of Recommendation nor any termination of this Agreement shall have any effect on any of the approvals or other actions referred to herein for the purpose of causing the Anti-Takeover Statutes to be inapplicable to this Agreement and the transactions contemplated hereby.

SECTION 6.6   Employment and Employee Benefits Matters.

(a)             The Surviving Corporation and each of its subsidiaries, for the period commencing at the Effective Time and ending on the second anniversary thereof, shall (i) maintain, for any employee of the Company or any of its subsidiaries (including but not limited to inactive employees on short-term disability or paid or unpaid leave of absence status, including medical family leave) who remains employed by the Surviving Corporation or one of its subsidiaries, for so long as such employee remains so employed following the Effective Time (each a “Continuing Employee”), annual base salary or wages and annual cash target bonus opportunities that are, in the aggregate, no less favorable than those in effect immediately prior to the Effective Time, (ii) maintain employee benefits (excluding equity-based programs) for Continuing Employees providing welfare and retirement benefits that are, in the aggregate, no less favorable than those provided to such Continuing Employees immediately prior to the Effective Time and (iii) establish a long-term cash incentive bonus program for the benefit of Continuing Employees who received equity-based awards under any of the Company Stock Plans, which shall provide such employees with a bonus opportunity that is designed to be no less favorable than the bonus opportunity provided to similarly situated employees of Parent or any of its subsidiaries; provided, however, subject to the foregoing, nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s or any Company subsidiary’s right or obligation to make such changes as are necessary to conform with applicable law.

(b)             As of and after the Effective Time, the Surviving Corporation will give Continuing Employees full credit for purposes of eligibility to participate and vesting and benefit accruals, under any employee benefit plans maintained for the benefit of Continuing Employees as of and after the Effective Time by the Surviving Corporation (each, a “Surviving Corporation Plan”) for the Continuing Employees’ service with the Company, its subsidiaries and their predecessor entities to the same extent recognized by the Company in connection with the Company Plans immediately prior to the Effective Time (except to the extent this credit would result in a duplication of benefit accruals for the same period of service under any defined benefit pension plans).  With respect to each Surviving Corporation Plan that is a “welfare benefit plan” under Section 3(1) of ERISA which are made available to Continuing Employees in the plan year in which the Effective Time occurs, the Surviving Corporation or its subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its subsidiaries immediately prior to the Effective Time.

(c)             The provisions of this Section 6.6 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.6, express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 6.6, expressed or implied, shall be construed to prevent the Surviving Corporation or any of its affiliates from terminating or modifying to any extent or in any respect any benefit plan that the Surviving Corporation or any of its affiliates may establish or maintain.

SECTION 6.7   Directors’ and Officers’ Indemnification and Insurance.

(a)             Without limiting any additional rights that any employee may have under any employment agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Holdings and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and its subsidiaries in their capacity as such (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, “Costs”), incurred in connection with any Action, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of the Company or any of its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.  In the event of any such Action, (x) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any Action from Holdings or the Surviving Corporation within ten business days of receipt by Holdings from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company's Certificate of Incorporation or Bylaws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (y) neither Holdings nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (z) the Surviving Corporation shall cooperate in the defense of any such matter.

(b)             The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s Certificate of Incorporation and Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c)             The Surviving Corporation shall maintain, at no expense to the beneficiaries, for a period of not less than six years after the Effective Time for the persons who, as of the date of this Agreement, are covered by the Company's directors' and officers' liability insurance policies, directors' and officers' liability insurance policies that provide coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that are no less favorable in both amount and terms and conditions of coverage than the existing policies of the Company (true and complete copies of which have previously been made available to Holdings) or, if substantially equivalent insurance coverage is unavailable, the best available coverage, in either case from insurance carriers with financial strength ratings equal to or greater than the financial strength ratings of the Company's existing directors' and officers' liability insurance carriers; provided, however, that, in lieu of the foregoing, the Company or the Surviving Corporation may, or if requested by Holdings, the Company shall, purchase a six-year “tail” coverage (provided that only the cost of the Side A coverage for Indemnified Parties where the existing policies also include coverage for the Company shall be taken into account for purposes of calculating the 300% threshold below) that is no less favorable in both amount and terms and conditions of coverage than the existing policies of the Company from insurance carriers with financial strength ratings equal to or greater than the financial strength ratings of the Company's existing directors' and officers' liability insurance carriers; provided further that in no event shall the Surviving Corporation be required to, and the Company shall not be permitted to, pay aggregate premiums for insurance under this Section 6.7(c) in excess of 300% of the amount of the aggregate premiums paid by the Company in respect of such coverage for its most recently completed fiscal year; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

(d)             Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is brought against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final disposition of such Action.

(e)             This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(f)             In the event that the Surviving Corporation or Holdings or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its assets and properties to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Holdings, as the case may be, shall succeed to the obligations set forth in this Section 6.7.  In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.7.

SECTION 6.8   Further Action; Efforts.

(a)             Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement and to cause the conditions to Closing to be satisfied as promptly as practicable.  In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all Foreign Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that the filing of a Notification and Report Form pursuant to the HSR Act will be made within 20 business days of the date of this Agreement) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law and to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the requisite clearances, approvals and authorizations under any other Antitrust Law.

(b)             Each of Holdings and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.8(a) to obtain all requisite clearances, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.  For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c)             In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with Holdings and Merger Sub and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.  Notwithstanding anything in this Agreement to the contrary, none of Holdings, Merger Sub or any of their affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by this Agreement.

(d)             Notwithstanding anything in this Agreement to the contrary, none of Holdings, Merger Sub or any of their affiliates shall be required to, and the Company may not, without the prior written consent of Holdings, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Holdings, Merger Sub or any of their respective affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Holdings, Merger Sub or any of their respective affiliates in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Holdings, Merger Sub or any of their respective affiliates; provided that, if requested by Holdings, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

(e)             Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.8 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) so long as such party has, prior to such termination, complied in all material respects with its obligations under this Section 6.8.

SECTION 6.9   Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Holdings.  Thereafter, each of the Company, Holdings and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Holdings (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party reasonable time to comment on such release or announcement in advance of such issuance.

SECTION 6.10   Financing.

(a)             (i)           Holdings shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitment Letters (or on revised terms no less favorable in any material respect to Holdings (as determined in the reasonable judgment of Holdings)) which terms do not contain any provisions which would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement, including using reasonable best efforts to (A) maintain in effect the Financing Commitment Letters, (B) satisfy on a timely basis all conditions applicable to Holdings and Merger Sub obtaining the Debt Financing that are within their control, (C) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitment Letters (including any “flex” provisions) and (D) consummate the Financing at or prior to the Closing; provided that in no circumstance shall Holdings, Merger Sub or any of their affiliates be required to commence litigation or bring any other Action against the lenders and other persons providing Financing to seek to enforce Holdings’, Merger Sub’s or any of their affiliates’ rights under the Financing Commitment Letters or otherwise.  Holdings shall not, and shall not permit Merger Sub to, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its material rights under, any Financing Commitment Letters or any definitive agreements related to the Financing Commitment Letters (including any and all fee letters), in each case, without the Company's prior written consent (which consent shall not be unreasonably withheld or delayed), except any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitment Letters or any definitive agreements relating thereto, including any and all fee letters, that amends the Financing in a manner that would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement; and provided that, for the avoidance of doubt, Holdings and Merger Sub may replace and amend the Debt Financing Commitment Letters to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed Debt Financing Commitment Letters as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Debt Financing or the transactions contemplated by this Agreement.  Upon any such amendment, replacement, supplement or modification of any of the Financing Commitment Letters in accordance with this Section 6.10(a), the term “Financing Commitment Letters” shall mean the Financing Commitment Letters as so amended, replaced, supplemented or modified in accordance with this Section 6.10(a) and, in the event that Holdings or Merger Sub obtains Alternative Financing in accordance with this Section 6.10(a), the term “Financing Commitment Letters” shall mean the commitment letter or letters (as amended, replaced, supplemented or modified in accordance with this Section 6.10(a)) related to the Alternative Financing.

(ii)           In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Financing Commitment Letters for any reason, Holdings shall use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement which would not involve terms that are less favorable in any material respect to Holdings (as determined in the reasonable judgment of Holdings) and which would not contain any provisions which would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement.  In the event that Alternative Financing shall be obtained pursuant to this Section 6.10(a)(ii), Holdings shall comply with its covenants in Section 6.10(a)(i) with respect to such Alternative Financing.  For purposes of this Agreement, “Marketing Period” shall mean the first period of 30 consecutive days throughout and at the end of which (A) Holdings shall have (and its financing sources shall have access to) the Required Information that the Company is required to provide to Holdings pursuant to Section 6.10(b), (B) the conditions set forth in Section 7.1 shall be satisfied or, solely in the event that the Marketing Period has not commenced prior to March 30, 2009, then only the condition set forth in Section 7.1(a) need be satisfied throughout such 30 consecutive days (it being understood that all of the conditions set forth in Section 7.l shall nevertheless be required to be satisfied at the end of such 30 consecutive day period) and (C) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2(a), 7.2(b) or 7.2(c) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 30 consecutive day period; provided that (i) if the Marketing Period has not ended on or prior to August 14, 2008, the Marketing Period shall commence no earlier than September 2, 2008, (ii) if the Marketing Period has not ended on or prior to December 16, 2008, the Marketing Period shall commence no earlier than January 3, 2009 and (iii) the Marketing Period shall not be deemed to have commenced if Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Filed SEC Reports unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by Ernst & Young LLP or another independent registered accounting firm reasonably acceptable to Holdings.

(iii)           Holdings shall give the Company prompt written notice of any material breach by any party of any of the Financing Commitment Letters (or commitments for any Alternative Financing obtained in accordance with this Section 6.10(a)) of which Holdings becomes aware or any termination of any of the Financing Commitment Letters (or commitments for any Alternative Financing obtained in accordance with this Section 6.10(a)).  Holdings shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing (or Alternative Financing obtained in accordance with this Section 6.10(a)).

(b)             Prior to the Closing, the Company shall provide to Holdings and Merger Sub, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and Representatives of the Company and its subsidiaries to, provide to Holdings and Merger Sub all cooperation reasonably requested by Holdings that is necessary or reasonably required in connection with the Financing, including the following: (i) using reasonable best efforts to cause the Company’s senior officers and other Representatives to participate in meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda (including the delivery of customary representation letters as contemplated by the Senior Debt Commitment Letter) and similar documents reasonably required in connection with the Financing; (iii) using its reasonable best efforts to assist with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, other definitive financing documents on terms satisfactory to Holdings, or other certificates, legal opinions or documents as may be reasonably requested by Holdings (including a certificate from the person who will be the Chief Financial Officer of the Surviving Corporation that the Surviving Corporation and its subsidiaries, on a consolidated basis, will be solvent as of the Closing (after giving effect to the Debt Financing and the other transactions contemplated by this Agreement)), provided that no obligation of the Company or any of its subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) using reasonable best efforts to facilitate the pledging of collateral, provided that no pledge shall be effective until the Effective Time; (v) using reasonable best efforts to furnish on a confidential basis to Holdings and Merger Sub and their financing sources, as promptly as practicable, with financial and other pertinent information regarding the Company as may be reasonably requested by Holdings, including all financial statements and other financial data required by the Debt Financing Commitment Letters (the “Required Information”); (vi) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time such statements are customarily prepared; and (vii) using reasonable best efforts to cause its independent accountants to cooperate with and assist Holdings in preparing customary and appropriate information packages and offering materials as the parties to the Debt Financing Commitment Letters may reasonably request for use in connection with the offering and/or syndication of debt securities, loan participations and other matters contemplated by the Debt Financing Commitment Letters; provided that nothing in this Agreement shall require such cooperation to the extent it would, in the Company’s reasonable judgment, interfere unreasonably with the business or operations of the Company or any of its subsidiaries; provided further that notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs, neither the Company nor any of its subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing (or Alternative Financing) or (3) be required to incur any other liability in connection with the Financing contemplated by the Financing Commitment Letters (or any Alternative Financing).  Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent such costs are incurred by the Company or its subsidiaries in connection with such cooperation provided by the Company, its subsidiaries, their respective officers, employees and other Representatives pursuant to the terms of this Section 6.10(b) or in connection with compliance with its obligations under this Section 6.10(b) and Parent shall indemnify and hold harmless the Company and its subsidiaries and their respective officers, employees and Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than arising from information provided by the Company or its subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, any of its subsidiaries or any of their respective Representatives.  The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of its subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries and its or their marks.

SECTION 6.11   Debt Tender Offers.

(a)             As soon as reasonably practicable after the receipt of any written request by Holdings to do so, the Company shall use its reasonable best efforts to commence offers to purchase any or all of the outstanding aggregate amount and all other amounts due of either or both series of the Notes, on such terms and conditions, including pricing terms, that are specified, from time to time, by Holdings (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Holdings shall assist the Company in connection therewith; provided that the Company’s counsel shall provide normal and customary legal opinions (excluding with respect to federal securities laws) required in connection with the Debt Tender Offers.  Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date.  Subject to the preceding sentence, the Company shall provide, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Holdings in connection with the Debt Tender Offers.  The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Holdings and (ii) shall not, without the written consent of Holdings, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers.  Holdings shall ensure that at the Effective Time the Surviving Corporation has all funds necessary to pay for the Notes that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers.

(b)             The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Tender Offers shall be selected by Holdings.  The Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Holdings.

(c)             With respect to any series of Notes, if requested by Holdings in writing on a timely basis, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the Indenture governing such series of Notes, (A) issue a notice of redemption providing for the redemption on a date agreed with Holdings not more than 30 days after the delivery of such notice of redemption (or such later time required by the Indenture) for all of the outstanding aggregate principal amount of Notes of such series pursuant to the requisite provisions of the Indenture, and/or (B) take any actions reasonably requested by Holdings that are reasonably necessary to facilitate the defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of the Indenture, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of the Indenture at the Effective Time; provided, that the Company’s counsel shall provide such legal opinions as may be reasonably requested in connection with any such redemption or satisfaction and discharge.  Holdings shall ensure that at the Effective Time the Surviving Corporation has all funds necessary in connection with any such redemption or satisfaction and discharge.

(d)             Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent such costs are incurred by the Company or its subsidiaries in connection with it complying with its obligations under this Section 6.11, and Parent shall indemnify and hold harmless the Company and its subsidiaries and Representatives from and against any and all liabilities or losses suffered or incurred by them to the extent such liabilities or losses arose out of the actions taken by the Company pursuant to this Section 6.11 (other than arising from information provided by the Company or its subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, any of its subsidiaries or any of their respective Representatives.

SECTION 6.12   Notification of Certain Matters.  The Company shall give prompt written notice to Holdings, and Holdings shall give prompt written notice to the Company, upon obtaining knowledge of (i) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, (ii) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby, and (iii) any fact, event or circumstance known to it that (a) in the case of the Company, individually or taken together with all other facts, events and circumstances known to it, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of any of such person's representations, warranties, covenants or agreements contained herein, (c) would cause, or would reasonably be expected to cause, the failure of any condition precedent to Holdings’ or the Company’s obligations under this Agreement or (d) would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby; provided, however, that (x) the delivery of any notice pursuant to this Section 6.12 shall not limit or otherwise affect any remedies available to Holdings or the Company, as applicable, or prevent or cure any misrepresentations, breach of warranty or breach of covenant or the conditions to the obligations of the parties under this Agreement, and (y) disclosure by the Company or Holdings shall not be deemed to amend or supplement the Company Disclosure Schedule or the Holdings Disclosure Schedule, as applicable, or constitute an exception to any representation or warranty.  This Section 6.12 shall not constitute a covenant or agreement for purposes of Section 7.2(b) or Section 7.3(b).

SECTION 6.13   Section 16 Matters.  Prior to the Effective Time, the Company will take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to Shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

SECTION 6.14   Filings.  Until the Effective Time, the Company will timely file with the SEC each form, report and document required to be filed by the Company under the Exchange Act and will promptly make available to Holdings copies of each such report filed with the SEC.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of the Company included in such reports shall be prepared in accordance with generally accepted accounting principles applied on a consistent basis (except to the extent indicated in the notes thereto) and shall fairly present, in all material respects, the financial position of the Company and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended in accordance with generally accepted accounting principles.

SECTION 6.15   Anti-Takeover Statute.  If any Anti-Takeover Statute is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of the Company, Holdings and Merger Sub and their respective Boards of Directors shall grant all such approvals and take all such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

SECTION 6.16   Stockholder Litigation.  The Company shall give Holdings the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the transactions contemplated hereby, and no such settlement of any stockholder litigation shall be agreed to without Holdings’ prior written consent (which shall not be unreasonably withheld or delayed).

SECTION 6.17   Name; Headquarters.

(a)             Following the Effective Time, the name of the Surviving Corporation shall remain Wm. Wrigley Jr. Company.

(b)             Following the Effective Time, Parent intends to combine its operations and business associated with the manufacture, marketing and distribution of the Skittles® and Starburst® product lines with and into the Surviving Corporation.  The Surviving Corporation, as so constituted, will conduct its business and operations as a separate, stand-alone business unit operating under Parent.

(c)             Following the Effective Time, the current Executive Chairman of the Company shall be designated the Executive Chairman (and senior most executive officer) of the Surviving Corporation, reporting directly to the chief executive officer of Parent, and with responsibility for the business and operations of the Surviving Corporation.

(d)             Following the Effective Time, the Surviving Corporation shall continue with civic and charitable activities and contributions that, in the aggregate, are at the level and of the general nature consistent with past practice of the Company.

(e)             In connection with the public announcement of the transactions contemplated by this Agreement, the Company and Holdings will publicly disclose the matters set forth in this Section 6.17.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1   Conditions to Obligation of the Company, Holdings and Merger Sub to Effect the Merger.  The respective obligations of the Company, Holdings and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)             this Agreement shall have been adopted by the stockholders of the Company by the Company Requisite Votes;

(b)             no federal, state, local or foreign Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.8; and

(c)             (i) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or expired, (ii) all required approvals by the European Commission applicable to the Merger under applicable Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired and (iii) all required approvals under any Antitrust Laws applicable to the Merger in the jurisdictions listed on Section 7.1(c) of the Company Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired.

SECTION 7.2   Conditions to Obligations of Holdings and Merger Sub.  The obligations of Holdings and Merger Sub to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)              (i) the representations and warranties of the Company set forth in Section Section 3.4 and Section 3.8(a) shall be true and correct in all respects as of the Effective Time as though made on and as of such time, (ii) the representations and warranties of the Company set forth in Section 3.3(a) (except for decreases and except for increases of not more than 0.01% in the number of the Company’s outstanding Shares (including Shares issuable upon exercise of Options) disclosed in Section 3.3(a)) shall be true and correct as of the Effective Time as though made on and as of such time and (iii) the representations and warranties of the Company set forth in this Agreement, other than those specified in the foregoing clauses (i) and (ii), shall be true and correct as of the Effective Time as though made on and as of such date except where the failure of any such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect; provided that, for the purposes of clauses (i), (ii) and (iii), any representation or warranty of the Company set forth in this Agreement that is made only as of a specified date shall be required to be true and correct (subject to the standard specified in clause (i), (ii) or (iii), as applicable) only as of such date;

(b)             the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c)             Holdings shall have received a certificate of the Executive Chairman, Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied; and

(d)             all required approvals under any Antitrust Laws applicable to the Merger in the jurisdictions listed on Section 7.2(d) of the Holdings Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired.

SECTION 7.3   Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)             the representations and warranties of Holdings and Merger Sub set forth in Section 4.2 shall be true and correct in all respects as of the Effective Time as though made on and as of such time and (ii) the representations and warranties of Holdings and Merger Sub set forth in this Agreement (other than Section 4.2) shall be true and correct as of the Effective Time as though made on and as of such date except where the failure of any such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers set forth therein), individually or in the aggregate, does not, and would not reasonably be expected to, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby;

(b)             each of Holdings and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

(c)             the Company shall have received a certificate of a senior executive officer of each of Holdings and Merger Sub, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1   Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

(a)             by mutual written consent of Holdings, Merger Sub and the Company;

(b)             by Holdings or the Company if any Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c)             by either Holdings or the Company if the Effective Time shall not have occurred on or before April 30, 2009 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(d)             by the Company:

(i)           if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Holdings or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date; provided that the Company shall have given Holdings at least 30 days written notice prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 8.1(d)(i); and provided further that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

 (ii)           if all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing but which conditions would be satisfied if the Closing Date were the date of such termination) and Holdings has failed to consummate the Merger on or prior to the final day of the Marketing Period;

(iii)           prior to obtaining the Company Requisite Votes, pursuant to (and subject to the terms and conditions of) Section 6.5(b);

(e)             by Holdings:

(i)           if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date; provided that Holdings shall have given the Company at least 30 days written notice prior to such termination stating Holdings’ intention to terminate this Agreement pursuant to this Section 8.1(e)(i); provided, further that Holdings shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Holdings or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii)           if the Board of Directors of the Company or any committee thereof (A) shall have made a Change of Recommendation or (B) shall have recommended, adopted or approved, or proposed publicly to recommend, adopt or approve, any Acquisition Proposal or Acquisition Proposal Documentation; or

(f)             by either Holdings or the Company if, upon a vote taken thereon at the Stockholders Meeting or any postponement or adjournment thereof, this Agreement shall not have been adopted by the Company Requisite Votes.

SECTION 8.2   Effect of Termination.

(a)             In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Section 6.4(b), the penultimate sentence of Section 6.10(b), Section 6.11(d), this Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Article IX, which shall survive such termination; provided, however, that, subject to Section 8.2(c)(ii), Section 8.2(c)(iii) and Section 9.11, nothing herein shall relieve any party from liability for any willful and material breach of any of its obligations under this Agreement or fraud.

(b)             Company Termination Fee.

(i)           In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii) or by Holdings pursuant to Section 8.1(e)(ii), then the Company shall pay $690,000,000 (the “Company Termination Fee”) to, or as directed by, Holdings, at or prior to the termination in the case of a termination pursuant to Section 8.1(d)(iii) or  as promptly as reasonably practicable (and, in any event, within two business days following such termination) in the case of a termination pursuant to Section 8.1(e)(ii), by wire transfer of same day funds; and

(ii)           In the event that this Agreement is terminated by either Holdings or the Company pursuant to Section 8.1(c) or Section 8.1(f) or by Holdings pursuant to Section 8.1(e)(i) and (A) at any time after the date of this Agreement and prior to such termination (in the case of a termination pursuant to Section 8.1(c)), or prior to the breach giving rise to Holdings’ right to terminate under Section 8.1(e)(i) (in the case of a termination pursuant to Section 8.1(e)(i)) or prior to the taking of a vote to adopt this Agreement at the Stockholders Meeting or any postponement or adjournment thereof (in the case of a termination pursuant to Section 8.1(f)), an Acquisition Proposal shall have been made or communicated to the senior management or the Board of Directors of the Company or shall have been publicly announced or publicly made known to the stockholders of the Company and shall not have been withdrawn prior to such termination (in the case of a termination pursuant to Section 8.1(c)), prior to the breach giving rise to Holdings’ right to terminate under Section 8.1(e)(i) (in the case of a termination pursuant to Section 8.1(e)(i)) or prior to the taking of a vote to adopt this Agreement at the Stockholders Meeting or any postponement or adjournment thereof (in the case of a termination pursuant to Section 8.1(f)), and (B) within twelve months after such termination, the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated, publicly made known or publicly announced), then, in any such event, the Company shall pay to, or as directed by, Holdings the Company Termination Fee, such payment to be made upon the earlier of the Company entering into an agreement providing for such Acquisition Proposal or the consummation of such Acquisition Proposal, by wire transfer of same day funds.  For the purpose of this Section 8.2(b), all references in the term Acquisition Proposal to “20% or more” or “20% or greater” will be deemed to be references to “more than 50%”.  In no event shall Holdings be entitled to receive the Company Termination Fee on more than one occasion.

(c)             Reverse Termination Fee.

(i)           In the event that this Agreement is terminated:

(A)
by the Company pursuant to Section 8.1(d)(i) (if at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by or arising out of a breach of Holdings’ and Merger Sub’s representations, warranties, covenants or other agreements set forth in this Agreement) that would reasonably be expected to cause the conditions set forth in Section 7.1 and Section 7.2 not to be satisfied on or prior to the Termination Date);

(B)	by the Company pursuant to Section 8.1(d)(ii); or

(C)
by the Company or Holdings pursuant to (x) Section 8.1(c) for the failure to satisfy the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.2(d) (subject to the right of Holdings to waive the condition set forth in Section 7.2(d)) due to the failure to receive any required consent or clearance under applicable Antitrust Laws from a Governmental Entity of competent jurisdiction or any action by any Governmental Entity of competent jurisdiction to prevent the Merger for antitrust reasons or (y) Section 8.1(b) due to the denial of any approval required under applicable Antitrust Laws or the taking of any other action by any antitrust or competition Governmental Entity of competent jurisdiction if, in each of clauses (x) and (y), at the time of such termination all other conditions to Closing set forth in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing but which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied, then in the case of a termination under the circumstances described in clauses (A), (B) or (C) above, Parent shall pay $1,000,000,000 (the “Reverse Termination Fee”)  to, or as directed by, the Company, as promptly as reasonably practicable (and, in any event, within two business days following such termination) by wire transfer of same day funds.  In no event shall the Company be entitled to the Reverse Termination Fee on more than one occasion.

(ii)           The Company’s right to receive payment of the Reverse Termination Fee from Parent shall be the sole and exclusive remedy of the Company and its affiliates against Parent, Holdings, Merger Sub or any of their respective former, current or future directors, officers, employees, agents, stockholders, representatives, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, representative, affiliate or assignee of any of the foregoing (collectively, the “Related Persons”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform under this Agreement or otherwise and upon payment of such amount, none of Parent, Holdings, Merger Sub or any of their respective Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Holdings shall also be obligated with respect to Section 6.4(b) and Parent shall also be obligated with respect to the penultimate sentence of Section 6.10(b), Section 6.11(d) and the second sentence of Section 8.2(d)).

(iii)           Notwithstanding anything herein to the contrary, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Parent, Holdings and Merger Sub for such losses or damages shall not exceed the Liability Limitation (as defined below), provided that the sole obligations of Parent under and in respect of this Agreement and the transactions contemplated hereby shall be limited to the express payment and/or indemnification obligations of Parent to (A) pay the Reverse Termination Fee, if required, from Parent pursuant to Section 8.2(c)(i), (B) reimburse amounts or provide indemnification pursuant to the penultimate sentence of Section 6.10(b) or Section 6.11(d) and (C) reimburse amounts due from Parent pursuant to the second sentence of Section 8.2(d) (such payment and indemnification obligations, collectively, the “Parent Obligations”), (ii) in no event shall the Company or any of its affiliates seek to recover any money damages or any other recovery, judgment or damages of any kind, including rescissory, consequential, indirect, or punitive damages, in connection with this Agreement or the transactions contemplated hereby against Parent (other than for satisfaction of the Parent Obligations) or against, individually or in the aggregate, Parent, Holdings or Merger Sub in excess of the Liability Limitation and (iii) in no event shall the Company or any of its affiliates seek to recover any money damages or any other recovery, judgment or damages of any kind, including rescissory, consequential, indirect, or punitive damages, in connection with this Agreement or the transactions contemplated hereby against any of Parent’s, Holdings’ or Merger Sub’s respective Related Persons.

“Liability Limitation” means an amount equal to $1,000,000,000 (inclusive of any payment of the Reverse Termination Fee) plus any amounts to be reimbursed and indemnification payments pursuant to the penultimate sentence of Section 6.10(b) or Section 6.11(d) and the second sentence of Section 8.2(d).

(iv)           The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any of Parent, Holdings, Merger Sub or their respective Related Persons, through Holdings, Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Holdings or Merger Sub against Parent or any of their or Parent’s respective Related Persons, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Law or otherwise, except for its right to recover from Holdings or Merger Sub (but not any of Holding’s or Merger Sub’s respective Related Persons) to the extent provided in this Agreement, and its right to receive payment and/or indemnification from Parent pursuant to the Parent Obligations (as limited by the provisions herein), and subject to the Liability Limitation and the other limitations described herein.  Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, the Company hereby agrees and acknowledges that the Company’s right to receive payment and/or indemnification from Parent pursuant to the Parent Obligations (as limited by the provisions herein) shall be the sole and exclusive remedy of the Company and all of its affiliates against Parent and its Related Persons (other than Holdings and Merger Sub to the extent, and subject to the limitations, contained in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement, the Financing Commitment Letters or the transactions contemplated hereby or thereby.

(d)             Each of the Company, Parent, Holdings and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement.  In the event that the Company shall fail to pay the Company Termination Fee when due or Parent shall fail to pay the Reverse Termination Fee when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

SECTION 8.3   Expenses.  Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, that the Surviving Corporation shall pay any transfer Taxes imposed in connection with the Merger.

SECTION 8.4   Amendment.  This Agreement may be amended by Holdings, Merger Sub and the Company by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company; provided, however, that, after adoption of this

Agreement by the stockholders of the Company, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval.  This Agreement may not be amended except by an instrument in writing signed by each of Holdings, Merger Sub and the Company.

SECTION 8.5   Waiver.  At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure or delay of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1   Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

SECTION 9.2   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Parent, Holdings or Merger Sub:

Mars, Incorporated
6885 Elm Street
McLean, VA 22101
Attention:  Peter M. Seka, General Counsel, Tax and Benefits
Facsimile:  703-448-9678

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
Attention:  John G. Finley, Esq.
      Kathryn King Sudol, Esq.
Facsimile:  212-455-2502

 (b)  if to the Company:

Wm. Wrigley Jr. Company
410 N. Michigan Avenue
Chicago, IL 60611
Attention:  Howard Malovany, Senior Vice President, Secretary and
                 General Counsel
Facsimile:  312-645-3533

with an additional copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
333 W. Wacker Drive
Chicago, IL 60606
Attention:  William R. Kunkel, Esq.
       L. Byron Vance III, Esq.
Facsimile:  312-407-8514

SECTION 9.3   Certain Definitions.  For purposes of this Agreement, the term:

(a)  “affiliate” of a person means a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b)  “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York;

(c)  “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(d)  “generally accepted accounting principles” means the accounting principles generally accepted in the United States;

(e)  “knowledge” (i) with respect to the Company means the actual knowledge of any of the persons listed in Section 9.3(e) of the Company Disclosure Schedule and (ii) with respect to Holdings or Merger Sub means the actual knowledge of any of the persons listed in Section 9.3(e) of the Holdings Disclosure Schedule;

(f)  “Permitted Liens” means: (A) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its subsidiaries' operation of their respective businesses as currently operated); (B) pledges or deposits by the Company or any of its subsidiaries under workmen's compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice; (C) Liens imposed by Law, including carriers', warehousemen's, landlords' and mechanics' liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to applicable generally accepted accounting principles have been made in respect thereof); and (D) Liens for Taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to applicable generally accepted accounting principles have been made in respect thereof);

(g)  “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

(h)  “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Holdings, Merger Sub or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Holdings, Merger Sub or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;

(i)  “Taxes” shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, alternative or add-on minimum, transfer, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign; and

(j)  “Tax Return” shall mean any return, report or statement (including information returns) required to be filed with or provided to any Governmental Entity, domestic of foreign, or other person, or maintained, with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

SECTION 9.4   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.5   Entire Agreement; Assignment.  This Agreement, the Company Disclosure Schedule, the Holdings Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of each of the other parties, except that Holdings and Merger Sub may, prior to the Company Requisite Votes, assign all or any of their respective rights and obligations hereunder to (i) any direct or indirect wholly-owned subsidiary of Holdings or (ii) to a lender as collateral, in each case after providing written notice thereof to the Company prior to such assignment; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 9.6   Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 6.7, Section 8.2(c)(ii), Section 8.2(c)(iii) and Section 8.2(c)(iv) and Section 9.11 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof and (b) after the Effective Time, and subject to Section 9.11, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of Article II of this Agreement and (c) after the Effective Time, and subject to Section 9.11, the rights of the holders of Options, Restricted Shares and Stock Units to receive the payments contemplated by the applicable provision of Sections 2.2(a), 2.2(b) and 2.2(c).

SECTION 9.7   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles that would cause the laws of another jurisdiction to apply).

SECTION 9.8   Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.9   Counterparts.  This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.10   Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company.  It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, Holdings and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement against the Company, this being in addition to any other remedy to which either such party is entitled at law or in equity.  The Company acknowledges and agrees that it shall not be entitled to an injunction or injunctions to prevent any breaches of this Agreement by Parent, Holdings or Merger Sub or to enforce specifically the terms and provisions of this Agreement or otherwise to obtain any equitable relief or remedy against Parent, Holdings or Merger Sub and that the Company’s sole and exclusive remedies with respect to any such breach shall be the remedies set forth in Section 8.2(c); provided, however, that the Company shall be entitled to any injunction or injunctions solely to prevent any breach by Holdings or Merger Sub of Section 6.4(b).

SECTION 9.11   No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (subject to the next succeeding sentence), and no past, present or future affiliate, director, officer, employee, incorporator, stockholder, agent, attorney or Representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.  The Company acknowledges and agrees that (a) Parent’s obligations under and in respect of this Agreement and the transactions contemplated hereby are limited to the Parent Obligations (as limited by the provisions hereof), (b) Parent has no obligation to pay (or to cause Holdings or Merger Sub to pay) any Merger Consideration or other amounts payable under Section 1.2 or Article II hereof, and (c) Holdings and Merger Sub have no assets other than cash in a de minimis amount and that no additional funds are expected to be contributed to Holdings or Merger Sub unless and until the Closing occurs.  The Company further acknowledges and agrees that the Parent Obligations shall terminate, and Parent shall have no further obligation or liability under this Agreement or in respect of the transactions contemplated hereby, as of the earliest of (i) the Effective Time, (ii)

satisfaction of the Parent Obligations, (iii) the termination of this Agreement in accordance with its terms by mutual consent of Holdings, Merger Sub and the Company or under circumstances in which, in accordance with the terms of this Agreement, Parent would not have any payment or indemnification obligations pursuant to the Parent Obligations, and (iv) 90 days after any termination of this Agreement in accordance with its terms under circumstances in which Parent would have any payment or indemnification obligations pursuant to the Parent Obligations, except as to a claim for payment or indemnification presented by the Company to Parent on or prior to such 90th day; provided, that such claim shall set forth in reasonable detail the basis for such claim.  Notwithstanding the foregoing, in the event that the Company or any of its affiliates asserts in any litigation or other proceeding relating to this Agreement or the transactions contemplated hereby that the provisions contained in this Agreement limiting Parent’s obligations to the Parent Obligations or limiting Parent’s maximum aggregate liability to the Liability Limitation or that any other provisions in this Agreement limiting the obligations and liability of Parent and its Related Persons are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against Parent or any of its Related Persons with respect to this Agreement, the Equity Financing Commitment Letters or the transactions contemplated by this Agreement other than Parent’s payment or indemnification obligations pursuant to the Parent Obligations under this Agreement (as limited by the provisions hereof) then (A) all obligations of Parent under this Agreement shall terminate ab initio and shall thereupon be null and void, (B) if Parent has previously made any payments or provided indemnification under this Agreement, it shall be entitled to recover such payments from the Company, and (C) neither Parent nor any of its Related Persons shall have any liability to the Company or any of its Affiliates with respect to this Agreement, the Equity Financing Commitment Letters or the transactions contemplated hereby or thereby.

SECTION 9.12   Jurisdiction.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware and (iv) consents to service being made through the notice procedures set forth in Section 9.2.  Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 9.13   Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall not be exclusive.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.14   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the Company, Parent, Holdings and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WM. WRIGLEY JR. COMPANY

By:	/s/ Wm. Wrigley Jr.
	Name:	Wm. Wrigley Jr.
	Title:	Executive Chairman and Chairman of the Board

MARS, INCORPORATED

By:	/s/ Stuart Guthrie-Brown
	Name:	Stuart Guthrie-Brown
	Title:	General Counsel Corporate Development

NEW UNO HOLDINGS CORPORATION

By:	/s/ Valerie Anne Mars
	Name:	Valerie Anne Mars
	Title:	Vice President

NEW UNO ACQUISITION CORPORATION

By:	/s/ Valerie Anne Mars
	Name:	Valerie Anne Mars
	Title:	Vice President

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